CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 30, 2006

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s annual report and audited accounts for the year ended August 31, 2006.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque

Name: Lai Ni Quiaque

Title: Chief Financial Officer

Dated: November 30, 2006

World Without Boundary

City Telecom (H.K.) Limited
城市電訊(香港)有限公司

Stock Code 股份編號: 1137

Annual Report 2006 年報

City Telecom (H.K.) Limited ( )

Annual Report 2006

Stock Code : 1137

Established in 1992, City Telecom (H.K.) Limited is a fast growing and innovative provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Its wholly-owned subsidiary, Hong Kong Broadband Network Limited, is a major fixed telecommunications network services operator, providing broadband Internet access, telephony, IP-TV and corporate data services with our self-built Metro Ethernet IP network. Since our establishment, the Group has aggressively marketed itself and its services to capitalize on the growth and deregulation of the Hong Kong telecommunications market. City Telecom was listed on The Stock Exchange of Hong Kong Limited (Stock Code : 1137) in August 1997 with an ADR Listing on the Nasdaq Stock Market (Ticker Symbol : CTEL) in the US in November 1999. In addition to the operations in Hong Kong, the Group also has branch offices in Canada and Guangzhou. Pulling together with perseverance, the Group has strived to achieve greater heights, beyond our individual capabilities, against challenging market conditions. Through long term investments and aggressive business strategy, we are building a strong future and laying the foundation to become Hong Kong’s preeminent integrated telecommunications services provider.

CONTENTS

2	Corporate Information
3	Corporate Structure
4	Statistical Review
6	Major Milestones and Events
10	Chairman’s Statement
14	Management’s Discussion and Analysis
20	Profile of Directors and Senior Management
24	Financial Information

City Telecom (H.K.) Limited

CORPORATE INFORMATION

FINANCIAL CALENDAR

Full-year Results

Announced on 20th November, 2006

Annual General Meeting

29th December, 2006

LISTING

City Telecom (H.K.) Limited’s shares are listed under the Stock code “1137” on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol “CTEL”.

Directors	Legal Adviser to the Company	American Depositary Bank
Mr WONG Wai Kay, Ricky	as to U.S. and Hong Kong Laws	The Bank of New York
(Chairman)	Jones Day	101 Barclay Street, 22nd Floor
Mr CHEUNG Chi Kin, Paul	29th Floor, Edinburgh Tower	New York, NY 10286 USA
(Chief Executive Officer)	The Landmark
Mr LAI Ni Quiaque	15 Queen’s Road Central

Principal Bankers

Citibank, N.A.

44th Floor, Citibank Tower

Citibank Plaza

3 Garden Road

Central, Hong Kong

The Hongkong and Shanghai

    Banking Corporation Limited

HSBC Main Building

No.1 Queen’s Road Central

Hong Kong

(Chief Financial Officer)	Hong Kong
Mr CHENG Mo Chi, Moses Δ
Mr LEE Hon Ying, John*#	Auditors KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong
Dr CHAN Kin Man*#
Mr PEH Jefferson Tun Lu*#
Δ Non-executive director
* Independent non-executive directors
# Members of the Audit Committee

Registered Office
Level 39, Tower 1, Metroplaza	Share Registrar
No. 223 Hing Fong Road	Computershare Hong Kong Investor
Kwai Chung, N.T. Hong Kong	Services Limited
46th Floor, Hopewell Centre
Authorised Representatives	183 Queen’s Road East, Wanchai
Mr WONG Wai Kay, Ricky	Hong Kong
Mr CHEUNG Chi Kin, Paul
Company Secretary
Ms LEUNG Eva, LL.B.

Annual Report 2006

CORPORATE STRUCTURE

* Principal subsidiaries of the

Company as at 31 August 2006

City Telecom (H.K.) Limited

STATISTICAL REVIEW

TURNOVER HK $000 NUMBER OF REGISTERED BROADBAND SUBSCRIBERS NUMBER OF REGISTERED FIXED LINES NUMBER OF REGISTERED IP-TV SUBSCRIBERS

Annual Report 2006

NUMBER OF REGISTERED INTERNATIONAL TELECOMMUNICATIONS SUBSCRIBERS

INTERNATIONAL TELECOMMUNICATIONS TRAFFIC VOLUME Million Minutes

TURNOVER BY PRINCIPAL ACTIVITIES

International Telecommunications Services Fixed Telecommunications Network Services

TURNOVER BY GEOGRAPHICAL LOCATIONS

Hong Kong Canada

City Telecom (H.K.) Limited

MAJOR MILESTONES AND EVENTS

1992	May	City Telecom (H.K.) Ltd. was incorporated in Hong Kong
	September	888 International Calling Card Service was introduced
1993	June	Switching center was established in Buffalo, New York, USA
1994	January	Launch of 003 international Guarantee Fax Service
	September	Launch of GlobaLink International Calling Card Service
1997	January	Launch of IDD300 Calling Service
	March	Set up INC (the Specialized IDD Network for Corporations) for the corporate sector
	August	City Telecom was listed on the Stock Exchange of Hong Kong Limited
1998	February	Launch of International Simple Resale (ISR) Fax Service
	June	Launch of CTInets Internet Access Service
	November	The first company to receive the license of ISR voice service in Hong Kong
1999	January	Launch of IDD1666 Direct Calling Service
	November	ADR listing on the Nasdaq National Market of USA
2000	February	Hong Kong Broadband Network Limited (“HKBN”), a subsidiary of City Telecom obtained the Local Wireless FTNS license
	March	Launch of Broadband Internet services by HKBN
2001	May	CTI International awarded the Satellite-based Fixed Carrier license
	September	City Telecom Group’s 10th Anniversary
2002	March	City Telecom (H.K.) Limited awarded the Cable-based External FTNS license
	April	HKBN officially launched local on-net VOIP telephony service
HKBN upgraded to become a wireline-based FTNS licensee
	June	Launch of HKBN IDD0030 service
HKBN was confirmed by Cisco Systems to have successfully established the largest Metro Ethernet IP network in the world
2003	August	HKBN officially launched IP-TV service
2004	July	HKBN launched corporate data service
	August	HKBN launched off-net residential VOIP service, namely, the Broadband Phone Service
	November	HKBN announced the launch of “bb100”, Hong Kong’s first 100Mbps residential broadband service, and the release of its 1Gbps residential broadband service by 2Q 2005

2005	April	HKBN officially launched “bb1000” fibre-to-the-home 1Gbps residential broadband service
	May	HKBN formally named its IP-TV arm as “HKBN Digital TV”, and repositioned the service for offering 8 movie & drama channels
	September	HKBN conferred as the winner of Global Entrepolis@Singapore Award 2005, which was presented by the Asian Wall Street Journal in association with the Economic Development Board of Singapore
	October	HKBN launched 2b Broadband Phone Service, providing VOIP service to local and overseas users via software version broadband phone
HKBN has become the first service provider in the world to achieve the Cisco Powered Network Metro Ethernet QoS Certified status
	November	City Telecom (H.K.) Limited announced cooperation with China Telecom Hong Kong to provide Pan-China IP-VAN services to corporate customer

Annual Report 2006

MILESTONE AND EVENT IN 2006

January		February
HKBN received “Best Brand Award 2005 (Broadband Service)” from PC Weekly		HKBN was awarded by the Hong Kong Council of Social Service as one of the recipients for the “Caring Company” Logo

	March		March
HKBN launched 25Mbps symmetric broadband service, which is unique in Hong Kong, to enrich consumer choices thus setting a new entry standard of broadband service in Hong Kong

HKBN launched free legal download service for five movies for all Hong Kong Internet users, in which 100Mbps broadband service users can complete download in 77 seconds, with the aim to instill correct concept on intellectual property rights

April		July
Liu Xiang “Be Ahead of Yourself” bb1000 TV Commercial was conferred as the winner of “The 12th Annual Most Popular TV Commercial Awards”, presented by Asia Television Limited and The Hong Kong Advertisers Association

HKBN conferred “Call Center of the Year” & “Customer Service Center of the Year” awards at the Customer Relationship Excellence Awards 2005 organized by Asia Pacific Customer Service Consortium, acknowledging the concept of “Caring with the Heart, Servicing with Swift Actions”

September

CTI Group enhanced Work-Life Balance with the launch of 8 employee-beneficial measures, including 5-day work, smart causal dressing code, education subsidies, half-day group reading session, paternity leave, sabbatical leave up to one year, free telecom service packages and subsidized health and dental check

	October		October
	Liu Xiang “Be Ahead of Yourself” marketing campaign won the “Certificate of Excellence” of HKMA/TVB Awards for Marketing Excellence 2006, organized by The Hong Kong Management Association and Television Broadcasts Limited		HKBN was awarded “Contact Centre of the Year (over 100 seats), Corporate Awards – Bronze” at the Hong Kong Call Centre Association (HKCCA)’s 7th Annual Call Centre Awards 2006, acknowledging HKBN’s increasing strive for customer servicing excellence

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City Telecom (H.K.) Limited

CHAIRMAN’S STATEMENT

This year’s financial result was a significant improvement from last year. Though a loss was still recorded, it is less than half of last year, with a drastic four-folded increase in EBITDA from HK$58.6 million in 2005 to HK$245.2 million this year.

Not only have we done well this year, the overall development is stronger in 2H FY06 over 1H FY06 and this trend should continue. Our EBITDA margin has risen from 18.8% from the first half of 2006 to 23.6% in the second half.

CORRECT AND LONG-TERM STRATEGY

Personally, I think that the incumbent’s direction of ignoring fundamental network investment, staying with a voice-centric PSTN network to provide broadband service via Asymmetric Digital Subscriber Line (ADSL) whilst emphasizing broadcasting of acquired premium contents, is an incorrect and short-sighted strategy. This kind of service will surely be weeded out by the market in a few years’ time.

High bandwidth applications, such as video blogs, video emails and legal movie download services are emerging around the world. We thus remain firm with our Group’s development direction, whereby we shall continue to invest in our Metro Ethernet IP Network. Despite this being arduous and long-term, we believe this is what we should do and we will persist with this strategy.

Positive results are becoming more and more apparent in return for taking this strategy. Over the past year, many customers from our competitors are switching to our bb25 (symmetric 25Mbps) and bb100 (symmetric 100Mbps) services. We anticipate that our competitors, owing to their legacy network and technical constraints, will not be able to provide services at the same speed of ours in the coming years.

The Group will expand its network coverage over the next few years, extending our coverage from 1.3 million home-passes to 1.8 million. We have planned for capital expenditure of between HK$125 million and HK$150 million for FY07.

DO MORE WITH LESS

We have deployed our resources even more efficiently to achieve much more in the past twelve months. “Do More With Less” may only be a slogan in other companies, but we have realized this in CTI. Whilst manpower has been lessened, sales volume has risen in the contrary. This is due to our staff’s support, contributions and their unceasing efforts in lowering operational costs, as well as introducing many innovative ideas into the workplace. As the reduction of manpower was mainly conducted in 2H of FY06, the cost efficiency shall become more apparent in FY07 and beyond.

Annual Report 2006

IN THE COMING YEAR, WE SHALL CONTINUE TO EXPAND OUR NETWORK, FURTHER STRENGTHEN OUR BRAND IMAGE AND RAISE OUR SERVICES RATES.

To survive and prosper in an industry as competitive as ours, we must focus on continuously improving our operational efficiency and revenue yields. The average EBITDA margin in the industry is around 30% to 35%, which we have yet to meet, thus this shall be our primary target in the coming year.
ENHANCED SERVICE FOR PREMIUM PRICING
In 2005, we had invested enormously in a series of Liu Xiang (2004 Olympic Gold Medalist for 110 hurdles) promotions, enhancing our brand image and improving customers’ experience. As a result, we have been recognized by different customer service awards, including Asia Pacific Customer Service Consortium’s Customer Relationship Excellence Awards 2005: “Call Center of the Year” & “Customer Service Center of the Year”, and Hong Kong Call Centre Association’s “Contact Centre of the Year (over 100 seats)” Bronze Award. Our customer satisfaction is also growing, with a survey showing that 85% of our new customers regard our services to be better or comparable to their previous service providers.

As a result of the above positive changes, we were able to raise our broadband service tariffs by a considerable amount, from around HK$80/month at the beginning of 2005, to about HK$160/month currently. In fact, apart from the incumbent PCCW, we set our service pricing in 2H of FY06 to be at least HK$10 higher than our two other competitors. We are now targeting to charge even higher than PCCW by the end of next year. Despite the highest pricing, our services still offer the best value for money due to our superior bandwidth and customer experience.

In the coming year, we shall continue to expand our network, further strengthen our brand image and raise our services rates, as we will no longer limit ourselves with market share in terms of number of subscribers, but reaching out to extend market share in terms of sales volume. We shall continue leading the local broadband market to evolve from purely commodity price competition, to value & service quality differentiation.

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City Telecom (H.K.) Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

For the twelve months to 31 August 2006, our turnover increased by 2.0% to HK$1,159.6 million with strong growth in Fixed Telecommunications Network Service (FTNS) turnover by 22.6% to HK$741.3 million more than compensating the 21.5% decrease in International Telecommunications Services (IDD) turnover to HK$418.3 million. FTNS now contributes 63.9% of our total turnover.

EBITDA improved from HK$58.6 million, 5.1% EBITDA margin to HK$245.2 million, 21.1% EBITDA margin, respectively for FY05 and FY06. On a half-on-half basis our EBITDA margin improved from 18.8% in 1H FY06 to 23.6% in 2H FY06.

Net interest expenses increased from HK$40.9 million in FY05 to HK$68.3 million in FY06 due to the full year period impact of our 10-year senior notes issued in January 2005.

Overall we reported a net loss of HK$92.2 million in FY06, a large reduction versus net loss of HK$213.3 million in FY05.

LIQUIDITY AND CAPITAL RESOURCES

As at 31 August 2006, the Group had total cash position of HK$483.0 million and outstanding borrowings of HK$950.4 million. Our long term liability consists mainly of our 8.75% 10-year senior notes which amounted to HK$948.0 million. Our total cash position of HK$483.0 million, consisted of HK$382.4 million cash and bank balances, HK$87.0 million pledged bank deposits and HK$13.6 million long term bank deposits.

Our capital expenditure for this year was HK$323 million, lower than the HK$419 million incurred for last year. The breakdown of FY06 capital expenditure was HK$234 million in 1H FY06 falling to HK$89 million in 2H FY06. This reduced capital expenditure is in line with our increased focus to maintain a strong gross cash balance.

Going forward, we intend to limit our capital expenditure to lag our EBITDA generation by three to six months. Our network development will require ongoing capital expenditure that will be met by internally generated cash flow and the proceeds from senior notes issued in January 2005.

The debt maturity profiles of the Group as at 31 August 2006 and 31 August 2005 were as follows:

	31 August 2006 HK$’000	31 August 2005 HK$’000

Repayable within one year	1,297	1,194
Repayable in the second year	806	1,218
Repayable in the third to fifth year	270	723
Repayable after the fifth year	948,027	945,348

Total	950,400	948,483

Annual Report 2006

WE BELIEVE THAT ULTRA HIGH BANDWIDTH APPLICATIONS THAT REQUIRE MORE THAN 10Mbps WILL BECOME INDUSTRY NORM OVER TIME.

At 31 August 2006, all outstanding borrowings are on fixed interest rate and the currency denomination for the borrowings was as follows:

	31 August 2006 HK$’000	31 August 2005 HK$’000

United States Dollars
– Unsecured	948,027	945,348

Hong Kong Dollars
– Unsecured	2,373	3,135

Total	950,400	948,483

The net debt to net assets gearing ratio of the Group for this year is 0.52 times which is calculated as below:

	31 August 2006 HK$’000	31 August 2005 HK$’000

Net Debt (note (a))	467,324	210,055
Net Assets	891,654	970,633
Gearing (times)	0.52	0.22

note (a): Net of cash and bank balances, long term bank deposits, term bank deposits and pledged bank deposits.

CHARGE ON GROUP ASSETS
At 31 August 2006, the Group had bank facilities of US$9.0 million which was secured by a pledged deposit of US$9.9 million. In addition, certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged deposits of HK$10.0 million (compared to pledged deposits of US$9.9 million, RMB4.7 million and HK$9.0 million as at 31 August 2005).

EXCHANGE RATES
The Group’s foreign currency exposures mainly arise from its borrowings denominated in foreign currency and from purchase of goods and services of its overseas operations. The Group periodically reviews the potential costs and benefits of hedging, and when necessary, the Group mainly uses forward foreign exchange contracts to manage the currency exposure.

City Telecom (H.K.) Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

CONTINGENT LIABILITIES

As at 31 August 2006, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$6.3 million (31 August 2005: HK$6.2 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2005: HK$3.8 million).

BUSINESS REVIEW

Fixed Telecom Network Services (FTNS)

For the twelve months to 31 August 2006, our total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, decreased by 2.8% to 616,000 as of 31 August 2006. This reduction in subscriptions is due to our successful strategic shift in focus from subscriber to revenue market share. During the year, we proactively raised our tariff across our service offerings and increased value added services to drive up revenue yields. As a result, our FTNS turnover increased healthily by 22.6% to HK$741.3 million, despite the lower subscription base.

The Group offers Hong Kong’s most comprehensive suite of broadband services with bb10, bb25, bb100 and bb1000. As such, we can deliver the right price/value package to service all customer categories from mass to premium users. During the year, we saw the network effect driving a rapidly growing pool of word-of-mouth referrals.

International Telecom Services (IDD)

The structural decay in IDD continues unabated. Within the industry, IDD is often offered as part of a bundle of services which reduces its standalone profitability. Furthermore, technology competition by global Voice-Over-IP (VOIP) operators such as Skype, offer free or very low cost IDD alternatives. Our IDD tariff volume fell from 947.1 million minutes in FY05 to 788.0 million minutes in FY06. Part of our IDD volume reduction is due to our proactive efforts to churn customers from IDD services to our higher margin FTNS international VOIP service, branded as “2b”. Whereas we consider IDD to be a sunset industry, we believe VOIP is the future.

Costs

During the year, the Group initiated a major operational efficiency plan, empowering department heads to re-engineer their whole work processes. As a result, total operating costs fell by HK$127.3 million or 9.6% to HK$1,195.3 million. The majority of the cost savings came from reduced “General and Administration” and “Advertising and Promotion” expenses.

Our investment in high “Advertising and Promotion” expenses in FY05 to launch our bb100 (100 Mbps symmetric broadband service) is now paying dividends. Having achieved a critical mass of subscribers, positive word-of-mouth is now a major source of new acquisitions for our services.

During the year, we made significant progress in our drive for Customer Service excellence. The Group’s customer service was widely recognised as an industry leader with the conferring of several service awards. We were awarded as the winner of “Call Center of the Year” and “Customer Service Centre of the Year” under “Customer Relationship Excellence Awards 2005” by Asia Pacific Customer Service Consortium in July 2006 and the Bronze medal for “Contact Centre of the Year (over 100 seats)” by the Hong Kong Call Centre Association in October 2006. Our improved customer service has reduced both retention and acquisition costs.

Annual Report 2006

PROSPECTS
The Hong Kong telecom industry was characterised by heavy over investment between market opening in 1995 and bursting of the technology bubble in 2000, which was subsequently followed by rapid reduction in industry investment ever since. CTI’s commitment to investing in the Hong Kong telecom industry runs contrary to this trend, with our FY06 capex-to-sales ratio of 27.9% being amongst the highest in the industry.

We believe that ultra high bandwidth applications that take advantage of more than 10 Mbps access will become the industry norm over time. This trend will place CTI’s Metro Ethernet investment at a strategic advantage over legacy carriers. We remain committed to expanding our Metro Ethernet network reach from 1.3 million to 1.8 million homes pass (approximately 80% of total homes stock), although timing is now subject to cash flow generation from existing coverage rather than a specific date.

EMPLOYEE RELATIONS
As of 31 August 2006, the Group had 2,565 permanent full-time employees versus 3,896 as of 31 August 2005, the total staff related cost was HK$420 million for FY06 versus HK$446 million in FY05. We expect that the benefits of a streamlined work force will flow into FY07 and beyond.

The reduction in staff was achieved on a planned basis with re-engineering of processes to ensure service continuation. Multiple operational processes were reviewed and consolidated to enhance efficiency and improve quality. Outsourcing also helped to reduce non-essential staff functions.

The Group offers remuneration packages consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on performance of both the Group and the individual employee. In addition to the comprehensive medical and life insurance coverage, the Group provides share options as well as competitive retirement benefits.

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City Telecom (H.K.) Limited

PROFILE OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. WONG Wai Kay, Ricky, aged 44, is the co-founder and Chairman of the Group. He is responsible for our overall strategic planning and management. Mr Wong holds a bachelor’s degree in science from The Chinese University of Hong Kong and has over 20 years’ experience in the telecommunications and computer industries. Mr Wong has worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr Wong is a first cousin of Mr Cheung Chi Kin, Paul, the Chief Executive Officer of the Group.

Mr. CHEUNG Chi Kin, Paul, aged 49, is the co-founder and Chief Executive Officer of the Group. He is responsible for our day-to-day operations and technological research, development and support activities. Mr Cheung graduated with a diploma of advanced programming and system concepts design from Herzing Institute, Canada. He has more than 26 years’ experience in the telecommunications and computer industries. Mr Cheung has worked in companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr Cheung is a first cousin of Mr Wong Wai Kay, Ricky, the Chairman of the Group.

Mr. LAI Ni Quiaque, aged 36, was appointed as the Group’s Chief Financial Officer since 1 January 2006 and responsible for overall group finance, investor relations and group human resources management. Mr Lai joined the Group in May 2004 as Director of Corporate Development and he has 13 years’ experience in telecommunications industry research and finance, being highly rated in this field. Prior to joining the Group, Mr Lai was Director and Head of Asia Telecom Research for Credit Suisse First Boston, having spent 8 years with the firm. Before that, Mr Lai held positions with Hong Kong Telecom and Kleinwort Benson Securities (Asia). Mr Lai holds a Bachelor of Commerce degree from the University of Western Australia and is a qualified member of the Australian Society of CPAs.

NON-EXECUTIVE DIRECTORS

Mr CHENG Mo Chi, Moses, aged 56, was re-designated as a non-executive director of the Group with effect from 30 September 2004. He was appointed as an independent non-executive director of the Group since 17 June 1997 and a member of the Audit Committee since its establishment on 22 March 1999. He is the senior partner of P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong, the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus, the Chairman of the Council and Court of the Hong Kong Baptist University and the Betting and Lotteries Commission. Mr Cheng was appointed as a member of the Legislative Council of Hong Kong from 1991 to 1995.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr CHAN Kin Man, aged 47, is an associate professor of the Department of Sociology of The Chinese University of Hong Kong, specializing in the state-society relations in Mainland China and Hong Kong. He received a bachelor of social science degree from The Chinese University of Hong Kong in 1983 and a doctor of philosophy degree from Yale University in the U.S. in 1995. Dr Chan has been the Director since June 1997.

Mr LEE Hon Ying, John, aged 60, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman - Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and a member of each of Institution of Engineering and Technology, the United Kingdom, and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a master’s degree in information system from the Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-president of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Chairperson of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr Lee has been a Director since June 1997.

Annual Report 2006

Mr PEH Tun Lu, Jefferson, aged 47, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr Peh holds a Master degree in business from the University of Technology, Sydney. He has over 24 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr Peh has been a Director of the Group since September 2004.

SENIOR MANAGEMENT
Mr CHANG Wing Fu, Stephen, is the Chief Information Officer. He provides advice and assistance to the Group, to ensure that information technology is acquired and information resources are managed in a manner that is aligned with business strategy, supporting the goals and objectives of the Group and its various business units. Mr Chang graduated from Australia and holds a Masters in Information Systems Degree and a Bachelor of Science Degree from Monash University. Mr Chang has 18 years of experience in Systems Development, Project Management, Consulting and I.T. Management. Prior to joining the Group, Mr Chang was the Asia Pacific/Japan VP of Worldwide Support for a U.S. software company. Before that he was the General Manager of I.T. at SmarTone-Vodafone.

Mr CHONG Kin Chun, John, is the director of the corporate division. He is responsible for sales, marketing and servicing development of the Group’s international telecommunications services and fixed telecommunications network services for business and corporate customers. Mr Chong joined the Group in February 1996 and holds a bachelor’s degree in arts from The University of Hong Kong. Mr Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

Mr LO Sui Lun, is the director of network development, international business and carrier business department. He is responsible for the engineering and development of the Group’s fixed telecommunications network, to set up business relationship with international carriers to build reliable, high quality and cost effective international IDD and IP platforms, liaison with local fixed and mobile operators for interconnection issues. He joined the Group in September 1998. Prior to joining the Group, Mr Lo worked for PCCW (formerly known as “Cable and Wireless HKT”) for 9 years, gaining experience in network planning, undersea cable investment and carrier’s relational business. Mr Lo holds a bachelor’s degree in sciences in electronics from The Chinese University of Hong Kong and a master’s degree in business administration from the University of Strathclyde, UK.

Mr YEUNG Chu Kwong, William, is the chief operating officer. Mr Yeung joined the Group in October 2005 and is responsible to head our customer engagement department to oversee customer relationship management. He holds a Bachelor of Arts degree from Hong Kong Baptist University, a master of business administration degree from University of Strathclyde, UK and a master of science degree in electronic commerce and Internet computing from The University of Hong Kong. Mr Yeung has more than 13 years’ experience in the telecom industry. Prior to joining the Group, Mr Yeung was the Director of Customers Division in Smartone-Vodafone, the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited, and has been an Inspector of Police in the Hong Kong Police Force.

COMPANY SECRETARY
Ms LEUNG Eva, is the company secretary and in-house counsel of the Group. She graduated from The University of Hong Kong with a bachelor’s degree in laws and obtained her master’s degree in business administration from the University of South Australia. Ms Leung was admitted to practice as solicitor in Hong Kong.

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FINANCIAL

INFORMATION

25	Report of The Directors
34	Corporate Governance Report
40	Auditors’ Report
41	Consolidated Statement of Operations
42	Balance Sheet
43	Consolidated Statement of Changes in Equity
44	Consolidated Cash Flow Statement
45	Notes to the Financial Statements
88	Five Year Financial Summary

Annual Report 2006

REPORT OF THE DIRECTORS

The directors submit their report together with the audited financial statements for the year ended 31 August 2006.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS
The principal activities of the Company and its subsidiaries (the “Group”) are the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

An analysis of the Group’s performance for the year by business and geographical segments is set out in note 3 to the financial statements.

RESULTS AND APPROPRIATIONS
The results of the Group for the year are set out in the consolidated statement of operations on page 41 of the annual report.

RESERVES
Movements in the reserves of the Group and the Company during the year are set out in note 23 to the financial statements.

DONATIONS
Charitable and other donations made by the Group during the year amounted to HK$149,500 (2005: HK$1,115,000).

FIXED ASSETS
Details of the movements in fixed assets of the Group are set out in note 14 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS
Details of the movements in share capital and share options of the Company are set out in note 23 to the financial statements.

DISTRIBUTABLE RESERVES
Distributable reserves of the Company as at 31 August 2006, calculated in accordance with section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$230,627,000 (2005 (restated): HK$260,183,000).

FIVE YEAR FINANCIAL SUMMARY
A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 88 of the annual report.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
The Company has not redeemed any of its listed securities during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the year.

GROUP’S BORROWINGS
The Group’s borrowings as at 31 August 2006 are repayable in the following periods:

	2006 HK$’000	2005 HK$’000
On demand or not exceeding one year	1,297	1,194
More than one year but not exceeding two years	806	1,218
More than two years	948,297	946,071
	950,400	948,483

City Telecom (H.K.) Limited

REPORT OF THE DIRECTORS (CONTINUED)

DIRECTORS

The directors during the year and up to the date of this report were:

Executive directors
Mr Wong Wai Kay, Ricky (Chairman)
Mr Cheung Chi Kin, Paul (Chief Executive Officer (Note 1))
Mr Lai Ni Quiaque* (Chief Financial Officer) (Appointed on 1 January 2006)
Ms Sio Veng Kuan, Corinna* (Resigned on 1 January 2006)

Non-executive director

Mr Cheng Mo Chi, Moses*

Independent non-executive directors

Mr Lee Hon Ying, John#*

Dr Chan Kin Man#*

Mr Peh Jefferson Tun Lu#*

Note 1:  The title of Mr Cheung Chi Kin, Paul was renamed as Chief Executive Officer on 4 April 2006.

#    Audit Committee members

*    Remuneration Committee members

In accordance with Article 92 of the Company’s Articles of Association, Mr Lai Ni Quiaque shall hold office only until the forthcoming annual general meeting, and shall be eligible for re-election. Mr Lai shall offer himself for re-election at the forthcoming annual general meeting.

In accordance with Articles 96 and 99 of the Company’s Articles of Association, Mr Cheng Mo Chi, Moses and Dr Chan Kin Man shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

The Company received confirmation of independence from each of the independent non-executive directors pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Company still considers the independent non-executive directors to be independent.

DIRECTORS’ SERVICE CONTRACTS

There is no unexpired service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) of the directors proposed for re-election and re-appointment at the forthcoming annual general meeting.

DIRECTORS’ INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Brief biographical details of the directors and senior management are set out on page 20 to page 21 of the annual report.

Annual Report 2006

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

Directors’ interests or short positions in shares and in share options

As at 31 August 2006, the interests of the Directors and chief executive of the Company and their associates, of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers adopted by the Company (the “Model Code”) were as follows:–

Long position in ordinary shares and underlying shares of the Company

	Interest in shares

Name of director	Personal interests	Corporate interests	Family interests	Total interests in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company’s issued share capital (Note 1)

Mr Wong Wai Kay,	15,412,000	319,862,999	4,332,000	339,606,999	14,000,000	353,606,999	57.57%
Ricky		Note (2)	Note (3)
		(i) and (ii)

Mr Cheung Chi Kin,	10,508,000	318,516,999	–	329,024,999	14,000,000	343,024,999	55.85%
Paul		Note (2)(i)

Mr Lai Ni Quiaque	–	–	8,560,000	8,560,000	9,000,000	17,560,000	2.86%
			Note (4)

Notes:

(1)	This percentage is based on 614,175,404 ordinary shares of the Company issued as at 31 August 2006.

(2)	The corporate interests of Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	318,516,999 Shares are held by Top Group International Limited (“Top Group”) which is owned as to approximately 35 % each by Mr Wong and Mr Cheung; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholders” of this report.

(ii)	1,346,000 Shares are held by Bullion Holdings Limited which is wholly owned by Mr Wong.

(3)	4,332,000 Shares are jointly owned by Mr Wong and his spouse.

(4)	8,560,000 Shares are jointly owned by Mr Lai and his spouse.

Details of the directors’ interests in share options granted by the Company are set out in page 29 of this report.

Save as disclosed above, as at 31 August 2006, none of the directors or chief executive (including their spouse and children under 18 years of age) had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEMES

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for Shares subject to the terms and conditions stipulated therein.

The Company also has an old share option scheme (the “1997 Share Option Scheme”) adopted by shareholders on 12 July 1997 which was terminated on 23 December 2002 upon the adoption of the 2002 Share Option Scheme. Upon its termination, no further options can be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all options granted prior to termination continue to be valid and exercisable.

City Telecom (H.K.) Limited

REPORT OF THE DIRECTORS (CONTINUED)

A summary of each of the share option schemes operated by the Company is as follows:

(a)	2002 Share Option Scheme
(1)	Purpose

To grant options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries.

(2)	Eligible Participants

Eligible participants include employees, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group.

(3)	The total number of securities available for issue

The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue as at the date of adoption of the 2002 Share Option Scheme on 23 December 2002 (i.e. 50,302,066 shares). Such limit was refreshed by the shareholders in the general meeting held on 29 December 2004 so that the total number of shares which may be issued shall be 10% of the shares in issue as at the date of the said general meeting (i.e. 61,407,340 shares). As at the date of this annual report, the number of shares available for issue in respect thereof is 11,897,340 shares, representing approximately 1.9% of the issued share capital of the Company as at the date of the annual report.

The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the 2002 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

(4)	The maximum entitlement of each participant under the scheme

The total number of shares shall be issued upon exercise of the options granted under the 2002 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

Any further grant of options in excess of this 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders in general meeting with such grantee and his associates abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time.

(5)	The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the board of directors at its absolute discretion and no option may be exercised more than 10 years from the date of grant.

(6)	The minimum period for which an option must be held before it can be exercised

The board of directors is empowered to impose, at its discretion, any minimum period that an option must be held at the time of grant of any particular option.

(7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

(8)	The basis of determining the exercise price

The board of directors shall determine the exercise price of each option offered but in any event shall not be less than the highest of: (a) the official closing price of the shares of the Company on the date of offer as quoted in the Stock Exchange quotation sheet; (b) the average of the closing price of the shares of the Company for the 5 business days immediately preceding the date of offer as quoted in the Stock Exchange quotation sheet; and (c) the nominal value of the shares of the Company.

(9)	The remaining life of the scheme

The 2002 Share Option Scheme is valid and effective from 23 December 2002, being the date of adoption, and shall end on the tenth anniversary of such date (both days inclusive).

Annual Report 2006

(10)	Details of the share options granted under the 2002 Share Option Scheme as at 31 August 2006 are as follows:–

Participants	Date of Grant	Exercise Price (HK$)	Balance as at 1 Sept 2005	Options granted during the year	Vesting Period	Exercise Period	Options exercised/ lapsed/ cancelled during the year (Note 4)	Balance as at 31 Aug 2006	Closing price immediately before the date on which the options were granted

Directors
Mr Wong Wai Kay, Ricky	05 Jan 2005	1.54	8,000,000	–	05 Jan 2005	05 Jan 2005	–	8,000,000	1.53
Note (1)					to	to
					31 Dec 2006	20 Oct 2014
	22 May 2006	0.66	–	6,000,000	22 May 2006	22 May 2007	–	6,000,000	0.64
					to	to
					21 May 2009	21 May 2016
Mr Cheung Chi Kin, Paul	05 Jan 2005	1.54	8,000,000	–	05 Jan 2005	05 Jan 2005	–	8,000,000	1.53
Note (1)					to	to
					31 Dec 2006	20 Oct 2014
	22 May 2006	0.66	–	6,000,000	22 May 2006	22 May 2007	–	6,000,000	0.64
					to	to
					21 May 2009	21 May 2016
Mr Lai Ni Quiaque	03 Jun 2004	1.47	6,000,000	–	03 June 2004	01 May 2005	–	6,000,000	1.47
Note (2)					to	to
					30 Apr 2006	02 Jun 2014
	22 May 2006	0.66	–	3,000,000	22 May 2006	22 May 2007	–	3,000,000	0.64
					to	to
					21 May 2009	21 May 2016
Ms Sio Veng Kuan, Corinna	21 Oct 2004	1.54	1,000,000	–	21 Oct 2004	01 Jan 2005	1,000,000	–	1.53
Note (3)					to	to
					31 Dec 2006	20 Oct 2014
Employees under continuous employment contacts
Employees	21 Oct 2004	1.54	13,670,000	–	21 Oct 2004	01 Jan 2005	4,220,000	9,450,000	1.53
					to	to
					31 Dec 2006	20 Oct 2014
	3 Oct 2005	0.81	–	1,000,000	3 Oct 2005	1 Oct 2006	–	1,000,000	0.79
					to	to
					30 Sept 2006	30 Sept 2015
	22 May 2006	0.66	–	17,210,000	22 May 2006	22 May 2007	–	17,210,000	0.64
					to	to
					21 May 2009	21 May 2016
	3 Jul 2006	0.68	–	1,000,000	3 Jul 2006	3 Jul 2007	–	1,000,000	0.68
					to	to
					2 Jul 2009	2 Jul 2016
	3 Aug 2006	0.71	–	100,000	3 Aug 2006	3 Aug 2007	–	100,000	0.69
					to	to

					2 Aug 2009	2 Aug 2016

Total			36,670,000	34,310,000			5,220,000	65,760,000

City Telecom (H.K.) Limited

REPORT OF THE DIRECTORS (CONTINUED)

Notes:

(1)	On 22 May 2006, the Board offered to grant an option to subscribe for 6,000,000 shares to each of Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul at the exercise price of HK$0.66 and such grants were approved by Independent Non-Executive Directors on 22 May 2006 in accordance with Rule 17.04 of the Listing Rules. Each of Mr Wong and Mr Cheung is an executive director and a substantial shareholder (within the meaning under the Listing Rules) of the Company. Each such grant also represents approximately 0.98% of the issued share capital of the Company as at the said Board meeting and has an aggregate value of HK$3,840,000 based on the closing price of HK$0.64 per share quoted on the daily quotation sheet of The Stock Exchange of Hong Kong Limited (“Quotation Sheet”) on the date of the said Board meeting. As no option has been granted to them in the last twelve month period up to 22 May 2006 and the 6,000,000 options granted to each of Mr Wong and Mr Cheung only amount to HK$3,840,000 based on the official closing price of the Shares as stated in the Quotation Sheet on the offer date which was less than HK$5 million, no shareholders’ approval was required in accordance with Rule 17.04 of the Listing Rules.

(2)	On 22 May 2006, the Board offered to grant an option to subscribe for 3,000,000 shares to Mr Lai Ni Quiaque at the exercise price of HK$0.66 and such grant was approved by Independent Non-Executive Directors on 22 May 2006 in accordance with Rule 17.04 of the Listing Rules.

(3)	Ms Sio resigned as Executive Director of the Company on 1 January 2006 and according to the Share Option Scheme, those 1,000,000 share options held by Ms Sio lapsed on 11 February 2006.

(4)	During the year ended 31 August 2006, a total of 5,220,000 share options lapsed and no option cancelled.

(11)	In assessing the value of the share options granted during the year ended 31 August 2006, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black- Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 17 of the Listing Rules. The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility, expected dividend and the market value of the ordinary share of the Company.

In assessing the value of the share options granted during the year, the following variables have been applied to the Black-Scholes Model:

Measurement Date	3 October 2005	22 May 2006	3 July 2006	3 August 2006
Variables
– Expected life	5 years	5 years	5 years	5 years
– Risk-free rate	4.41%	4.63%	4.45%	4.06%
– Expected volatility	58.29%	55.04%	53.56%	52.71%

– Expected dividend yield	0%	0%	0%	0%

The above variables were determined as follows:

(i)	The expected life is estimated to be 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-fee rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualised standard deviation of the continuously compounded rates of return on the shares of the Company for the most recent period from the Measurement Date that is generally commensurate with the expected term of the option (taking into account the remaining contractual life of the option and the effects of expected early exercise).

(iv)	A dividend yield of 0% has been assumed.

Annual Report 2006

Using the Black-Scholes Model in assessing the value of share options granted during the year, the fair value is estimated as below:

Date of grant	3 October 2005	22 May 2006	3 July 2006	3 August 2006

Fair value per share option	HK$0.44	HK$0.33	HK$0.35	HK$0.36

Effective from 1 September 2005, upon the adoption of Hong Kong Financial Reporting Standard 2 Share-based payment, the Group recognizes the fair value of share options as an expense in the statement of operations over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of the share options is measured at the date of grant.

The Black-Scholes Model, applied for determination of the estimated value of the share options granted under the 2002 Share Option Scheme, was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such option pricing model requires input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

(b)	1997 Share Option Scheme
(1)	Purpose

To grant options to the employees as incentives for their contribution to the Company or its subsidiaries.

(2)	Eligible Participants

Eligible participants include employees of the Company or any of its subsidiaries including (without limitation) any executive director of the Company or any of its subsidiaries.

(3)	The total number of securities available for issue

The total number of shares which may be issued upon exercise of options which may be granted under the scheme and any other share option scheme(s) should not exceed 10% of the shares in issue (excluding any shares allotted and issued pursuant to this scheme) from time to time. As at the date of this annual report, the shares to be issued upon exercise of all outstanding options granted under the scheme are 458,000 shares, representing approximately 0.07% of the issued share capital of the Company as at the date of the annual report.

(4)	The maximum entitlement of each participant under the scheme

No option may be granted to any one employee which, if exercised in full, would result in such employee becoming entitled to subscribe, and in aggregate with the total number of shares already issued and issuable to him, over 25% of the aggregate number of shares issued and issuable under the 1997 Share Option Scheme.

(5)	The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the board of directors and such period may commence on a day after the date of acceptance and in any event shall end not later than 10 years from 12 July 1997, being the date of adoption.

(6)	The minimum period for which an option must be held before it can be exercised

There was no minimum period for which an option must be held before it can be exercised as specified in the 1997 Share Option Scheme but the board of directors may determine that the employees are required to undertake to hold the option based on the terms on which the option is to be granted.

(7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 28 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

(8)	The basis of determining the exercise price

The board of directors shall determine the exercise price which will be the higher of: (a) a price being not less than 80% of the average closing price of the shares of the Company for the 5 trading days immediately preceding the date of offer; and (b) the nominal value of the shares of the Company.

City Telecom (H.K.) Limited

REPORT OF THE DIRECTORS (CONTINUED)

(9)	The remaining life of the scheme

The 1997 Share Option Scheme was originally established to have a term of ten years commencing from the date of its adoption on 12 July 1997. The 1997 Share Option Scheme was terminated on 23 December 2002 upon the adoption of the 2002 Share Option Scheme. Upon its termination, no further options can be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all options granted prior to termination shall continue to be valid and exercisable in accordance with the 1997 Share Option Scheme.

(10)	Details of the outstanding share options and share options exercised under the 1997 Share Option Scheme as at 31 August 2006 are as follows:–

Participants	Date of grant	Exercise price per share	Exercisable period	No. of options outstanding as at 1 September 2005	Options exercised/ lapsed during the year	No. of options outstanding as at 31 August 2006

Employees	3 September	HK$0.26	3 September 2000	190,000	50,000	140,000
in aggregate	1998		to 11 July 2007		(Note (i))

	10 September	HK$2.10	10 September 1999	60,000	20,000	40,000
	1999		to 11 July 2007		(Note (iv))

	20 October	HK$0.58	2 June 2001	298,000	20,000	278,000
	2000		to 11 July 2007		(Note (iv))

Total				548,000	90,000	458,000

Notes:

(i)	During the year ended 31 August 2006, 50,000 options were exercised and the weighted average closing price of the Shares of the Company immediately before the dates of exercise was HK$0.68 per share.

(ii)	No options under the 1997 Share Option Scheme were granted or cancelled during the year ended 31 August 2006.

(iii)	All outstanding options are immediately exercisable.

(iv)	During the year ended 31 August 2006, a total of 40,000 options lapsed.

DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the section “Share Option Schemes” in this report, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31 August 2006, the interests and short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:–

Name	Interests in Shares in long positions	Percentage interests (Note)

Top Group International Limited	318,516,999	51.86%

EK Investment Management Limited	67,900,000	11.06%

Note:    This percentage is based on 614,175,404 shares of the Company issued as at 31 August 2006.

Save as disclosed above, as at 31 August 2006, the Company had not been notified of any persons (other than the directors and chief executive of the Company) having any interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

Annual Report 2006

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate percentage of sales for the year attributable to the Group’s five largest customers is less than 30% of total sales for the year and therefore no disclosure with regard to major customers are made. The percentage of purchases for the year attributable to the Group’s major suppliers are as follows:

	2006%	2005%

Purchases
– the largest supplier	34	28
– five largest suppliers combined	57	53

None of the directors, their associates or any shareholder (which to the knowledge of the directors own more than 5% of the Company’s issued share capital) had an interest in the major suppliers noted above.

SUFFICIENCY OF PUBLIC FLOAT

On the basis of information that is publicly available to the Company and within the knowledge of the directors, the Company has maintained a sufficient public float as required under the Listing Rules during the year.

CORPORATE GOVERNANCE

Corporate Governance practices adopted by the Company are set out in the Corporate Governance Report on page 34 to 39.

AUDITORS

The financial statements have been audited by KPMG who shall retire, and being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company.

On behalf of the Board
Wong Wai Kay, Ricky
Chairman

Hong Kong, 20 November 2006

City Telecom (H.K.) Limited

CORPORATE GOVERNANCE REPORT

The Group is committed to ensuring high standards of corporate governance in the interests of the shareholders and in maintaining high level of business ethics and corporate governance practices.

The Board supports the principles of corporate governance as stated in the Code on Corporate Governance Practices (“the CG Code”). Details of the CG Code are set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Below is the Group’s report on the application of the principles contained in the CG Code for the year under review. The Company has complied throughout the year ended 31 August 2006 with the Code Provisions except that, the division of responsibilities between the Chairman and Chief Executive Officer was set out in writing on 4 April 2006, despite that the Company has a practice of dividing the responsibilities between the Chairman and the Chief Executive Officer.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS (“MODEL CODE”)

The Company has adopted the Model Code of the Listing Rules as the code of conduct for securities transactions by directors of the Company (the “Company Code”). Having made specific enquiry of all directors, the Directors confirmed that they have complied with the required standards as set out in the Company Code throughout the year from 1 September 2005 to 31 August 2006. On 21 November 2005, the Company has also extended the Company Code for securities transactions by the senior management of the Company.

THE BOARD

The Board is responsible to the shareholders for the management of the Group and has adopted a committee structure which enables the Board to concentrate its efforts on establishing the strategic direction of the Company, setting objectives of and monitoring the performance of the Management.

Directors

The Board currently comprises a total of 7 directors, with three executive directors, one non-executive director and three independent non-executive directors. In this respect, the Company complies with the requirement of the Listing Rules which requires every board of directors of a listed issuer to have at least three independent non-executive directors.

The names and biographical details of the directors of the Company are given on pages 20 to 21 in the Profile of Directors and Senior Management. All directors served the Board throughout the financial year, with the exception of Mr Lai Ni Quiaque, who was appointed on 1 January 2006 replacing Ms Sio Veng Kuan, Corinna who resigned as a director with effect 1 January 2006.

The Company does not have a nomination committee or a formal written Board evaluation process for nomination of members to the Board. Generally, decisions on nominations for members to the Board would result from consultations among the Chairman, Chief Executive Officer and other Directors as they consider appropriate.

Every newly appointed director of the Company will receive a comprehensive, formal and tailored induction on the first occasion of his appointment to ensure that he has a proper understanding of the operations and business of the Company, and that he is fully aware of his responsibilities under statute and common law, the Listing Rules, applicable legal requirements and other regulatory requirements and the business and governance policies of the Company.

During the year under review, the Company has provided to its newly-appointed director with the title of Chief Financial Officer with a comprehensive, formal and tailored induction materials consisting of directors’ duties under the rules and regulations in Hong Kong and Chief Financial Officer’s duties under the relevant U.S. securities law and regulations.

Appointment, re-election and removal of directors

Pursuant to the Articles of Association of the Company, any director appointed by the Board in case of filling a casual vacancy or an addition to the existing Board shall hold office only until the next following general meeting of the Company, and shall be eligible for re-election.

At every annual general meeting, one third of the Directors shall retire from office and every of them (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years.

The term of appointment of the non-executive directors of the Company is renewable every year subject to retirement by rotation at least once every three years.

During the period from 1 September 2005 to 31 August 2006, Ms Sio Veng Kuan, Corinna resigned as a director on 1 January 2006 to pursue her personal interests; and Mr Lai Ni Quiaque was appointed as a director of the Company by the Board to fill up her vacancy. For compliance with the provisions of the Articles of Association of the Company, Mr Lai will retire at the coming 2006 Annual General Meeting and, being eligible, will offer himself for re-election.

Annual Report 2006

Furthermore, Mr Cheng Mo Chi, Moses and Dr Chan Kin Man shall retire by rotation at the coming 2006 Annual General Meeting and, being eligible, will offer themselves for re-election.

Composition and role

In terms of the composition of the Board, the Board’s preference is to maintain a smaller size for efficiency and to encourage active dialogue among the members. It believes that the balance between executive and non-executive directors is reasonable and adequate to provide check and balance that safeguard the interests of shareholders and the Group.

Pursuant to Rule 3.13 of the Listing Rules, each of the independent non-executive directors has made a written confirmation of independence and the Company is of the view that all the independent non-executive directors meet the independence guidelines set out in Rule 3.13 of the Listing Rules.

The Board’s principal focus is on the overall strategic direction, development and control of the Group. In support of this, the following functions are reserved to the Board:

(i)	Establishing the strategic direction of the Company;

(ii)	Setting the objectives of Management;

(iii)	Monitoring the performance of Management;

(iv)	Acting in the best interests of the Company and shareholders; and

(v)	Reviewing, considering and/or approving the annual budget, management results and performance update against annual budget, together with business report and presentations from Management.

The Board also delegates to the Management the functions of (1) implementing of the strategy and direction set by the Board; and (2) preparing the annual operating budget and presenting the same to the Board for approval.

The roles of the Chairman and the Chief Executive Officer are segregated. They are set out in written job descriptions, and were approved by the Board on 4 April 2006. The positions of the Chairman and Chief Executive Officer are held by separate individuals. Although Mr Wong Wai Kay, Ricky, Chairman of the Company, is a first cousin of Mr Cheung Chi Kin, Paul, Chief Executive Officer of the Company, the written job descriptions reinforce a segregation of duties in order that a balance of power and authority is achieved.

Other than the above, none of the members of the Board has any relationship (including financial, business, family or other material or relevant relationships) between each other.

Board Proceedings

The Board meets regularly at approximately quarterly intervals. All Board members have full and timely access to relevant information and may take independent professional advice at the Company’s expense, if necessary. The Company Secretary will dispatch to all members of the Board the notice at least before 14 days of each of regular board meetings to ensure that all directors are given an opportunity to include matters in the agenda for regular board meetings.

Representatives from Finance Department and Internal Audit Department would be invited whenever appropriate, reporting to the Board on their business including the operations, financial performance and internal audit progress. The Company Secretary also reports to the Board on the corporate governance issues, where necessary. These reports and the discussions at Board meetings enable all Board members to make informed decisions for the interests of the Company. The finalized agenda and full set of board papers were sent at least 3 days before the intended dates of the Board meetings.

All directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that proper board procedures are followed and advising the Board on all corporate governance matters.

All the minutes of Board meetings are prepared by the Company Secretary with sufficient details of the matters considered by the Board and decisions reached, including any concerns raised by directors or dissenting views expressed. The draft minutes of board meetings are circulated to the Board members for comment and the final version of Board minutes are formally adopted at the subsequent meeting. Minutes of Board Meetings are kept by the Company Secretary and open for inspection by all Board members at the Company’s registered office.

City Telecom (H.K.) Limited

CORPORATE GOVERNANCE REPORT (CONTINUED)

The Board met four times in this year, together with four written resolutions approved by all the members. The attendance of individual directors / member at these Board meetings and at two other board committees meetings (the Audit Committee and the Remuneration Committee) is set out in the following table:

Meetings Attended/Held
	Board meeting	Audit Committee meeting	Remuneration Committee meeting

Executive Directors:
Mr Wong Wai Kay, Ricky (Chairman)	4/4	–	–
Mr Cheung Chi Kin, Paul (Chief Executive Officer)	3/4	–	–
Mr Lai Ni Quiaque# (Chief Financial Officer)	3/3	–	2/2
(Appointed on 1 January 2006)
Ms Sio Veng Kuan, Corinna#	0/1	–	–
(Resigned on 1 January 2006)

Non-Executive Director:
Mr Cheng Mo Chi, Moses#	2/4	–	0/2

Independent Non-Executive Directors:
Mr Lee Hon Ying, John*#	4/4	4/4	2/2
Dr Chan Kin Man*#	4/4	4/4	2/2
Mr Peh Jefferson Tun Lu*#	4/4	4/4	2/2

Director, Human Resources
Ms Choy Mei Yuk, Mimi#	–	–	1/2

*	Audit Committee Member

#	Remuneration Committee Member

DIRECTORS’ RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Board, supported by the Finance Department, is responsible for the preparation of the financial statements of the Group. In preparing the financial statements, the generally accepted accounting standards in Hong Kong have been adopted and the Group has complied with accounting standards issued by the Hong Kong Institute of Certified Public Accountants. Appropriate accounting policies have also been used and applied consistently. The Board acknowledges their responsibility for preparing the financial statements of the Company that they are prepared on a going concern basis and give a true and fair view of the state of affairs of the Company as at the year ended 31 August 2006, and every profit and loss account of the Company shall give a true and fair view of the profit or loss of the Company for this financial year ended 31 August 2006.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNITY

The Company has purchased insurance to cover the Directors’ and Officers’ liability. The insurance policy covers the following major contracts: Directors’ and Officers’ Liability Contract; Company Reimbursement Contract; and Legal Representation Expenses Contract. Throughout the financial year 2006, no claim has been made against the directors and officers.

BOARD COMMITTEES

Remuneration Committee

The Group’s Remuneration Committee was established in August 2001. The Remuneration Committee comprises six members with three independent non-executive directors, the non-executive director, the chief financial officer and the Director, Human Resources. The terms of reference of the Committee as adopted by the Board are published on the Group’s website. The Remuneration Committee’s objectives are to:

(i)	Establish a formal, fair and transparent procedures for developing policy and structure of all remuneration of directors and senior management;

Annual Report 2006

(ii)	Review and consider the Company’s policy for remuneration of directors and senior management;

(iii)	Determine the remuneration packages of executive directors and senior management; and

(iv)	Recommend to the Board the remuneration of non-executive directors (whether independent or otherwise).

The main responsibilities of the Remuneration Committee are set out as follows:

a.	to make recommendations to the Board on the Group’s policy and structure for all remuneration of directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration;

b.	to have the delegated responsibility to determine the specific remuneration packages of all executive directors and senior management, including benefits in kinds, pension rights, short and long term incentives and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of non-executive directors;

c.	to review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time;

d.	to review and approve the compensation payable to executive directors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for the Group;

e.	to review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that such arrangement are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate; and

f.	to ensure that no director or any of his associates is involved in deciding his own remuneration.

The remuneration of directors and senior management is determined with reference to the salaries paid by comparable companies, time commitment and responsibilities of the directors and senior management, employee conditions elsewhere in the Company and desirability of performance-based remuneration.

The remuneration structure of the Company for its employees, including executive directors and senior management, comprises fixed salary, discretionary bonus and employer’s contribution to pension scheme. Directors and employees also participate in bonus arrangements determined by the performance of the Group and the individual’s performance. Details of the directors’ remuneration are set out in Note 11 of the financial statements.

During this year, the Remuneration Committee met two times to discuss remuneration related matters together with one written resolutions approved by all committee members. Matters discussed included the followings:

a.	Reviewed and approved bonus payouts to the directors and senior management for the 2005 performance period;

b.	Reviewed and approved the remuneration packages of a new member as an executive director and senior management; and

c.	Reviewed and approved the share options granted to the executive directors and senior management under 2002 Share Option Scheme.

City Telecom (H.K.) Limited

CORPORATE GOVERNANCE REPORT (CONTINUED)

Audit Committee

The Group established its Audit Committee in March 1999. The Audit Committee comprises Mr Lee Hon Ying, John (the Chairman of the Audit Committee), Dr Chan Kin Man, Mr Peh Jefferson Tun Lu who are all independent non-executive directors of the Company.

The main responsibilities of the Audit Committee are to oversee the accounting and financial reporting processes of the Group and the audits of the Group’s financial statements on behalf of the Board of Directors; and to review and discuss the internal audit plans and reports of the audit activities, examinations and results thereof of the internal audit department of the Company.

The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the work of the Group’s independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Group. It shall have the resources and authority appropriate to discharge its responsibilities as required by the law, including the authority to engage independent counsel and other advisors as the Audit Committee deems necessary to carry out its duties.

For the year ended 31 August 2006, KPMG, the external auditor of the Company, and its subsidiaries received approximately HK$2,143,000 (31 August 2005: HK$1,467,000) for audit services and HK$675,000 (31 August 2005: HK$76,000) for non-audit services. The significant non-audit services covered by these fees include the following:

Nature of service	Fee paid HK$
Professional fee on agreed upon procedures	675,000

The Audit Committee met four times in this year together with two written resolutions approved by all the committee members. The major works performed by the Committee from 1 September 2005 to 31 August 2006 included:

a.	Reviewed the Company’s financial statements for the year ended 31 August 2005 and for the half year ended 28 February 2006;

b.	Reviewed the applicable revised accounting standards;

c.	Reviewed the internal audit progress, especially on the compliance of the Sarbanes-Oxley Act;

d.	Reviewed the external auditor’s report on the review of the Company’s interim financial report for the 6 months ended 28 February 2006 and the audit of the Company’s consolidated financial statements for the year ended 31 August 2005; and

e.	Pre-approved the audit and non-audit services provided by KPMG, External Auditor of the Company.

Other than all the Audit Committee members, representatives of the external auditor, executive directors and representative of Internal Audit Department would be invited to attend the meetings for reporting and answering questions about their work whenever necessary.

The minutes of the Audit Committee meetings are prepared by the Company Secretary who acted as the secretary of the meetings with details of the matters considered by the committee members and decisions reached, including any concerns raised by the committee members or dissenting view expressed. The final version of the minutes are approved by the committee members at the subsequent meeting. The minutes are kept by Company Secretary and are open for inspection by the committee members at the Company’s registered office. To enable the committee members making conversant decision, the agenda and the relevant meeting papers are dispatched at least one week before the meetings.

INTERNAL CONTROL

The Board is responsible for maintaining and reviewing the effectiveness of the Group’s internal control system. This system is designed to provide reasonable assurance on the effectiveness and efficiency of operations, reliability of financial reporting, and compliance with applicable laws and regulations. Internal Audit department conducts independent reviews on the Group’s internal control on an on-going basis. The significant findings are reported to the Audit Committee at least twice every year and the corrective actions are taken by the relevant departments.

The internal control assessment shall be conducted with reference to the COSO framework (The Committee of Sponsoring Organization), namely, control environment, risk assessment, control activities, communication and monitoring. These include systems for identifying, monitoring and management of risks associated with its business activities as follows:

•	A well-established organizational structure and operational risk assessment policy;

Annual Report 2006

•	Polices and procedures are designed for safeguarding corporate assets, maintaining proper accounting records and ensuring transactions are executed in accordance with management’s authorization;

•	6-month rolling budget system for performance measurement and monitoring;

•	Monthly management reports on the financial results and key operating statistics of each business segment are reviewed by Executive Directors. Regular meetings are held with the senior management of each business unit to review the actual performance against budget;

•	A quarterly review of the Group’s financial performance by the Board;

•	Engagement of independent professionals and provision of appropriate trainings to ensure compliance with applicable laws and regulations;

•	Self-Assessment Questionnaires are issued to business units for completion as a basis for evaluating their internal control environment and risks;

•	The use of Information technology to build in automatic control in our computer systems; and

•	Whistleblower policy is established to facilitate the reporting of any improper activities relating to fraud, questionable accounting or internal control matters.

For the year under review, the Directors considered the Group’s internal control system is reasonably effective and adequate. The review covered all material controls including financial, operational and compliance controls and risk management functions.

To assist the continuous professional development of the management of the Company, a workshop on global best practices on internal control and how such control can improve operational performance of the Company was held in September 2006.

COMPANY POLICIES

The Group has adopted a number of company policies to ensure good corporate governance practices and high standard of business conducts and ethics of the Group, including Company Policies and Procedures, Code of Business Conduct and Ethics and individual departmental charters. The Group will conduct and review regularly an evaluation of the adequacy of these Company policies.

INVESTOR RELATIONS

The Group is committed to fostering productive and long-term relationships with shareholders and investors through open and prompt communication. The Group adopts a policy of disclosing relevant information to shareholders in a timely manner. The Group’s annual general meeting allows the directors to meet and communicate with shareholders. For strengthening the communication with the shareholders and investors, Mr Wong Wai Kay, Ricky, Chairman of the Board and Mr Lee Hon Ying, John, Chairman of both the Audit Committee and Remuneration Committee attended the last Annual General Meeting on 29 December 2005.

Various channels are established to facilities transparency. Our Group website which contains corporate and financial information of the Group, interim and annual reports issued by the Group as well as recent development of the Group enable shareholders and investors to have timely and updated information of the Group.

During this year, the Board confirmed that there were no significant changes made in the Company’s Articles of Association.

US SARBANES-OXLEY ACT 2002

As the Company is listed on the Nasdaq Stock Market in the U.S., it is also bound by the provisions of the U.S. Sarbanes – Oxley Act 2002, which is a legislation seeking to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting.

The Group has been, and will continue its process of, reviewing its internal control systems and practices and implementing new requirements under this legislation in line with applicable compliance dates, in particular Section 404 of the Sarbanes – Oxley 2002 regarding the internal control over financial reporting.

City Telecom (H.K.) Limited

AUDITORS’ REPORT

AUDITORS’ REPORT TO THE SHAREHOLDERS OF CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the accounts on page 41 to 87 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company’s and the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of the Company and the Group’s affairs as at 31 August 2006 and of the Group’s loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 20 November 2006

Annual Report 2006

CONSOLIDATED STATEMENT OF OPERATIONS

for the year ended 31 August 2006

	Note	2006 HK$’000	2005 HK$’000 (restated)

Turnover	3	1,159,579	1,137,356
Other revenues	3	24,843	19,615
Network costs and cost of inventories	4	(300,593)	(339,402)
Other operating expenses	5(a)	(894,677)	(983,149)

Operating loss		(10,848)	(165,580)
Finance costs	5(b)	(88,637)	(54,462)

Loss before taxation	5	(99,485)	(220,042)
Tax benefit	6	7,244	6,725
Loss attributable to shareholders	7	(92,241)	(213,317)
Dividends	8	–	–

Basic and diluted loss per share	9	HK 15.0 cents	HK 34.8 cents

The notes on pages 45 to 87 form part of these financial statements.

City Telecom (H.K.) Limited

BALANCE SHEET

as at 31 August 2006

		The Group		The Company
	Note	2006 HK$’000	2005 HK$’000 (restated)	2006 HK$’000	2005 HK$’000 (restated)

Non-current assets
Goodwill	13	1,066	1,066	–	–
Fixed assets	14	1,367,234	1,336,543	115,014	133,328
Investments in subsidiaries	15	–	–	1,536,818	1,205,920
Other financial assets	16	40,274	41,441	36,645	37,855
Derivative financial instrument	17	1,845	–	–	–
Long term receivable and prepayment	31	12,532	13,099	–	–
Deferred expenditure	18	1,637	8,171	–	–

		1,424,588	1,400,320	1,688,477	1,377,103

Current assets
Accounts receivable	19	140,598	80,189	12,506	15,253
Other receivables, deposits and prepayments		77,583	78,758	5,210	8,395
Inventories	20	856	1,957	812	1,581
Deferred expenditure	18	10,808	12,960	–	–
Tax recoverable		347	535	–	–
Pledged bank deposits	30	87,022	90,447	87,022	85,923
Term deposits		237,496	92,850	121,037	92,850
Cash at bank and in hand	21	144,917	539,591	86,670	461,001

		699,627	897,287	313,257	665,003

Current liabilities
Amounts due to subsidiaries		–	–	10,830	10,830
Accounts payable	22	86,385	90,762	59,143	58,728
Other payables and accrued charges		143,486	223,208	19,116	22,343
Deposits received		16,230	15,510	8,283	8,770
Current portion - deferred services revenue		33,743	36,744	8,157	11,254
Taxation payable		1,964	1,728	908	1,481
Current portion - obligations under finance leases	25	1,297	1,194	71	–

		283,105	369,146	106,508	113,406

Net current assets		416,522	528,141	206,749	551,597

Total assets less current liabilities		1,841,110	1,928,461	1,895,226	1,928,700

Non-current liabilities
Deferred tax liabilities	24	353	10,539	–	9,992
Long term deferred services revenue		–	–	21,545	25,305
Long-term debt and other liabilities	25	949,103	947,289	948,346	945,348

		949,456	957,828	969,891	980,645

Net assets		891,654	970,633	925,335	948,055

Capital and reserves
Share capital	23	61,417	61,412	61,417	61,412
Reserves	23	830,237	909,221	863,918	886,643

Total equity attributable to equity shareholders of the company		891,654	970,633	925,335	948,055

Approved and authorised for issue by the board of directors on 20 November 2006

Wong Wai Kay, Ricky	Cheung Chi Kin, Paul
Director	Director

The notes on pages 45 to 87 form part of these financial statements.

Annual Report 2006

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 August 2006

	Note	2006 HK$’000	2005 HK$’000
			(restated)

Total equity as at beginning of the year
– as previously reported		970,633	1,175,698
– opening balance adjustment arising from adoption of HKAS 32 and HKAS 39	2(c)	6,609	–

As restated, after opening balance adjustment		977,242	1,175,698

Net loss recognised directly in equity:
Exchange adjustments on translation of the financial statements of subsidiaries		(183)	(143)

Loss attributable to shareholders
– as previously reported		–	(206,352)
– prior year adjustment arising from adoption of HKFRS 2	2(a)	–	(6,965)

Net loss for the year (2005: as restated)		(92,241)	(213,317)

Total recognised loss for the year (2005: restated)		(92,424)	(213,460)

Movements in equity arising from capital transactions:

Equity settled share-based transaction	2(a)	6,823	6,965
Shares issued upon exercise of options/warrants		13	1,430
Total equity as at the end of the year		891,654	970,633

The notes on pages 45 to 87 form part of these financial statements.

City Telecom (H.K.) Limited

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 August 2006

	Note	2006 HK$’000	2005 HK$’000 (restated)

Net cash inflow generated from operations	26(a)	186,737	79,173

Interest paid		–	(374)
Hong Kong profits tax paid		(961)	(805)
Overseas tax paid		(1,571)	(588)

Net cash inflow from operating activities		184,205	77,406
Investing activities

Decrease/(increase) in pledged bank deposits		3,425	(63,642)
Increase in term deposits		(144,646)	(92,850)
Interest received		20,378	13,578
Purchases of fixed assets		(382,214)	(415,494)
Net proceeds from maturity of derivative financial instruments	26(c)	4,639	–
Proceeds from disposal of fixed assets		5,676	968

Net cash outflow from investing activities		(492,742)	(557,440)

Net cash outflow before financing activities		(308,537)	(480,034)
Financing activities

Proceeds from issuance of new shares	26(b)	13	1,430
Net proceeds from issuance of senior notes	26(b)	–	943,655
Proceeds from bank loan	26(b)	–	100,000
Repayment of bank loan	26(b)	–	(200,000)
Repayment of capital element of finance leases	26(b)	(1,210)	(497)
Interest element of finance leases		(54)	(23)
Interest paid on senior notes		(85,235)	(52,372)

Net cash (outflow)/inflow from financing activities		(86,486)	792,193

(Decrease)/increase in cash at bank and in hand		(395,023)	312,159

Cash at bank and in hand at 1 September		539,591	228,347

Effect of foreign exchange rate changes		349	(915)

Cash at bank and in hand at 31 August		144,917	539,591

The notes on pages 45 to 87 form part of these financial statements.

Annual Report 2006

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”).

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 2.

(b)	Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 August 2006 comprise City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”).

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the financial instruments are stated at their fair value or amortised costs as explained in the accounting policies set out below (see note 1(j), 1(k) & 1(s)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the following year are discussed in note 34.

(c)	Subsidiaries and controlled entities

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital or controls more than half the voting power or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

(d)	Group accounting
(i)	Consolidation
An investment in a controlled subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(d)	Group accounting (CONTINUED)
(ii)	Translation of foreign currencies
Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the statement of operations.

For consolidation purposes, the balance sheets of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the statement of operations is translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 1(i)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f)	Investment property

Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation (see note 1(g)) and impairment losses (see note 1(i)) if any. Any gain or loss arising from the retirement or disposal of an investment property is recognised in the statement of operations. Rental income from investment property is accounted for as described in note 1(u)(vi).

(g)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

–	Buildings and investment property situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years
–	Furniture, fixtures and fittings	25%
–	Telecommunications, computer and office equipment	7% – 25%
–	Motor vehicles	25%
–	Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their expected useful lives

Where the parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the statement of operations. Major improvements are capitalised and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the statement of operations.

Annual Report 2006

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(h)	Assets held under leases
(i)	Classification of assets leased to the Group
Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Land held for own use under an operating lease where its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see note 1(h)(iii)).

(ii)	Finance leases
Where the Group acquired the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets with the corresponding liabilities, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy in note 1(g) and note 1(i). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii)	Operating leases
Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to the statement of operations on a straight-line basis over the lease periods.

(i)	Impairment of assets
(i)	Impairment of investments in debt and equity securities and other receivables
Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

–	For unquoted equity securities and current and non-current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

–	For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii)	Impairment of other assets
Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decrease:

–	fixed assets;

–	investment property;

–	investments in subsidiaries; and

–	goodwill.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(i)	Impairment of assets (CONTINUED)
(ii)	Impairment of other assets (CONTINUED)
If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

–	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

–	Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

–	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(j)	Other financial assets

The Group’s and the Company’s policies for investments in debt and equity securities, other than investments in subsidiaries are as follows:

Investments in securities held for trading are classified as current assets and are initially stated at fair value. At each balance sheet date the fair value is remeasured, with any resultant gain or loss recognised in profit or loss.

Dated debt securities that the Group or the Company has the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are initially recognised in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortised cost less impairment losses (see note 1(i)(i)).

Other investments in securities are classified as available-for-sale securities and are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except for impairment losses (see note 1(i)(i)) and, in the case of monetary items such as debt securities, foreign exchange gains and losses which are recognised directly in profit or loss. Where these investments are interest-bearing, interest is calculated using the effective interest method and recognised in profit or loss. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group or the Company commits to purchase/sell the investments or when the investments expire.

(k)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

Annual Report 2006

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(l)	Deferred expenditure

Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of a long-term service agreements. Such costs are deferred and amortised on a straight-line basis over the period of the underlying service subscription agreements executed with the customers. All other related advertising and marketing costs are charged to the statement of operations as incurred.

(m)	Accounts receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 1(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 1(i)(ii)).

(n)	Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is determined using the first in, first out method (“FIFO”) and comprises all costs of purchase.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

As of 31 August 2006, there was no write-down or provision made against inventories due to change in net realisable value.

(o)	Cash and pledged bank deposits

Cash consists of cash on hand, cash in bank accounts and interest-bearing savings accounts. Cash that is restricted for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash total in the consolidated statements of cash flows. The pledged bank deposits represent cash maintained at a bank as security for bank facility and bank guarantees issued by the bank to third party suppliers and utility vendors (see note 30).

(p)	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the time value of money is material, provisions are stated at present value of the expenditure expected to settle the obligation.

(q)	Employee benefits
(i)	Employee leave entitlements
Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii)	Profit sharing and bonus plans
Provisions for profit sharing and bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(q)	Employee benefits (CONTINUED)
(iii)	Retirement benefit costs
The Group contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to the statement of operations represents contributions payable by the Group to the fund. The Group’s contributions are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held separately from those of the Group in an independently administered fund.

(iv)	Share-based payments
The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss in the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is transferred to retained profits).

(r)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

(s)	Senior notes

Long-term debt, representing senior notes, are recognised initially at fair value less its incidental costs of issuance. Subsequent to initial recognition, the senior notes are stated at amortised cost with any difference between cost and redemption value being recognised in profit or loss over the period of borrowings using the effective interest method.

In the event that the senior notes are redeemed prior to the maturity date, the unamortised expenses are charged immediately to the statement of operations.

(t)	Contingent liabilities and assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements unless the probability of outflow of economic benefits is remote. When a change in the probability of an outflow occurs so that outflow is probable, the amount is then recognised as a liability.

Annual Report 2006

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(u)	Revenue recognition
(i)	Revenue for the provision of international telecommunications and fixed telecommunications network services is recognised, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii)	Amount received in advance for the provision of international telecommunications services using calling cards is deferred and included under deferred services revenue and subsequently recognised as revenue when the calling cards are used by customers or when the calling cards have expired.

(iii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred services revenue, and subsequently recognised as revenue on a straight-line basis over the agreed period of time in accordance with the terms of the subscription agreement.

(iv)	Revenue from the sales of products is recognised upon the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(v)	Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(vi)	Rental income receivable under operating leases is recognised in the statement of operations in equal instalments over the periods covered by the lease term. Lease incentives granted are recognised in the statement of operations as an integral part of the aggregate net lease payments receivable.

(v)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the statement of operations in the year in which they are incurred.

(w)	Segment reporting

In accordance with the Group’s internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical as the secondary reporting format.

Segment assets consist primarily of goodwill, fixed assets, receivables and cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, sales are reported based on the country in which the customer is located. Total assets and capital expenditure are reported based on where the assets are located.

(x)	Accounting for barter transactions

When goods or services are exchanged or swapped for goods or services which are of a similar nature and value, the exchange is not regarded as a revenue generating transaction.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services rendered, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

1.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(y)	Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

2.	CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 2005.

The accounting policies of the Group and/or Company after the adoption of these new and revised HKFRSs have been summarised in note 1. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 35).

(a)	Employee share option scheme (HKFRS 2, Share-based payment)

In prior years, no amounts were recognised when employees (which term included directors) were granted share options over shares in the Group. Upon the exercise of the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable.

With effect from 1 September 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the statement of operations, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in capital reserve within equity. The fair value of the share options is measured at the date of grant.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

Upon exercise of the options, the related capital reserve is transferred to share capital and share premium. If the options lapse, the related capital reserve is transferred to share premium.

This new accounting standard has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following options:

(i)	all options granted to employees on or before 7 November 2002; and

(ii)	all options granted to employees after 7 November 2002 but which had vested before 1 September 2005.

As a result of the adoption of the policy, other operating expenses for the year ended 31 August 2006 increased by HK$6,823,000 with the corresponding amount credited to capital reserve and HK$882,000 was transferred from capital reserve to share premium for vested share options that lapsed during the year.

The adoption of this accounting policy retrospectively resulted in (a) a decrease of HK$87,000 in the opening balance of the retained profits at 1 September 2004 and a corresponding increase in capital reserve; (b) an increase in other operating expenses of HK$6,965,000 for the year ended 31 August 2005 and a corresponding increase in capital reserve and; (c) a decrease of HK$7,052,000 of the opening balance of the retained profits at 1 September 2005 and a corresponding increase in capital reserve.

Details of the employee share option scheme can be found in note 12 on these financial statements.

Annual Report 2006

2.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)
(b)	Amortisation of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)

In prior periods:

–	positive or negative goodwill which arose prior to 1 September 2001 was taken directly to reserves at the time it arose, and was not recognised in the statement of operations until disposal or impairment of the acquired business;

–	positive goodwill which arose on or after 1 September 2001 was amortised on a straight-line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment; and

–	negative goodwill which arose on or after 1 September 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the consolidated statement of operations as those expected losses were incurred.

With effect from 1 September 2005, in order to comply with HKFRS 3 and HKAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from 1 September 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill), (a) the acquirer shall reassess the identification and fair value measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the business combination and (b) recognise immediately in profit and loss any excess remaining after the reassessment.

The new policy in respect of the amortisation of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated and, the cumulative amount of amortisation as at 1 September 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the consolidated statement of operations for the year ended 31 August 2006. As a result of the adoption of this accounting policy, loss for the year ended 31 August 2006 has decreased by HK$1,065,000.

Also in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before 1 September 2001) will not be recognised in the statement of operations on disposal or impairment of the acquired business, or under any other circumstances. The Group did not have any goodwill taken directly to reserves.

The change in policy relating to negative goodwill had no effect on the financial statements as no negative goodwill existed as at 31 August 2005.

(c)	Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)

With effect from 1 September 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments. Further details of the changes are as follows.

(i)	Debt securities

The Group’s investments in money market funds (included in other financial assets) have been carried at fair value since inception. At each balance sheet date, the net unrealised gains or losses arising from the change in fair value of debt securities are recognised in statement of operations. Profits or losses on disposal of these investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the statement of operations.

With effect from 1 September 2005, and in accordance with HKAS 39, these investments are carried at fair value with changes in fair value recognised in statement of operations. No adjustment arose from the adoption of the new policies for these securities because they have been carried at fair value prior to the adoption.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

2.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)
(c)	Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement) (CONTINUED)
(ii)	Loans and receivable

The Group’s long-term bank deposit (included in other financial assets) has been carried at amortised cost since inception.

With effect from 1 September 2005, and in accordance with HKAS 39, loans and receivables that are non-derivative financial assets with fixed or determinable payments, and that are not quoted in an active market are included in current assets, except for maturities greater than 12 months after the balance sheet date. Financial assets classified under loans and receivables are carried at amortised cost. The Group’s long-term bank deposit is classified as loans and receivables and is included in other financial assets. No adjustment arose from the adoption of the new policies for the long-term bank deposit because it has been carried at amortised cost prior to the adoption.

(iii)	Derivative financial instruments

Prior to 1 September 2005, derivative financial instruments entered into by the Group to hedge the interest rate risk of a recognised asset or liability or the foreign currency risk of a committed future transaction were recognised on an accrual basis with reference to the timing of recognition of the hedged transaction.

With effect from 1 September 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge are recognised in equity to the extent that the hedge is effective and until the hedged transaction occurs. Any changes in the fair value of derivative financial instruments which do not qualify as cash flow hedges are recognised in profit or loss.

The retrospective adoption of this accounting policy resulted in recognition of derivative financial instruments as assets of HK$6,609,000 on 1 September 2005 and a corresponding increase in the opening balance of retained profits at 1 September 2005. In addition, the adoption resulted in an increase in loss from change in fair value of derivative financial instruments of HK$725,000 for the year ended 31 August 2006 and a corresponding reduction in derivative financial instruments at 31 August 2006.

(iv)	Financial liabilities

Prior to 1 September 2005, the Group’s 10-year senior notes payable (included in long-term debt and other liabilities) was initially measured at fair value (which is equivalent to the issuance price) less the amount of incidental issuance costs. After initial recognition, the senior notes were stated at amortised cost.

With effect from 1 September 2005, and in accordance with HKAS 39, financial liabilities, other than those held for trading purposes, are measured initially at fair value with transaction costs included in the initial measurement. Subsequent to initial recognition, financial liabilities are measured at amortised cost except for those liabilities (a) measured at fair value through profit or loss and (b) that arise when a transfer of a financial asset does not qualify for derecognition and therefore is accounted for using the continuing involvement approach. No adjustment arose from the adoption of this new accounting policy for the 10-year senior notes because they have been carried at amortised cost prior to the adoption.

(d)	Definition of related parties (HKAS 24, Related party disclosures)

As a result of the adoption of HKAS 24, Related party disclosures, the definition of related parties as disclosed in note 1(y) has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had SSAP 20, Related party disclosures, still been in effect.

Annual Report 2006

3.	TURNOVER, REVENUES AND SEGMENT INFORMATION

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2006 HK$’000	2005 HK$’000

Turnover
International telecommunications services	418,276	532,595
Fixed telecommunications network services (note 3(c))	741,303	604,761
	1,159,579	1,137,356
Other revenues
Interest income	20,378	13,578
Other income	4,465	6,037
	24,843	19,615
Total revenues	1,184,422	1,156,971

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

– International telecommunications	:	provision of international long distance calls services

– Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice- over-IP services and IP-TV services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2006
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
– External sales	418,276	741,303	–	1,159,579
– Inter-segment sales	5,670	31,275	(36,945)	–
	423,946	772,578	(36,945)	1,159,579
Segment results	43,405	(54,253)		(10,848)
Finance costs				(88,637)

Loss before taxation				(99,485)
Tax benefit				7,244

Net loss				(92,241)

	2005
	International telecommunications services HK$’000 (restated)	Fixed telecommunications network services HK$’000 (restated)	Elimination HK$’000	Group HK$’000 (restated)

Turnover
– External sales	532,595	604,761	–	1,137,356

– Inter-segment sales	4,108	33,188	(37,296)	–
	536,703	637,949	(37,296)	1,137,356
Segment results	103,075	(268,655)		(165,580)
Finance costs				(54,462)
Loss before taxation				(220,042)
Tax benefit				6,725

Net loss				(213,317)

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

3.	TURNOVER, REVENUES AND SEGMENT INFORMATION (CONTINUED)
(a)	Primary reporting format – business segments (CONTINUED)

		2006
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Group HK$’000

Segment assets	626,480	1,497,388	2,123,868
Unallocated assets			347

Total assets			2,124,215

Segment liabilities	114,847	921,230	1,036,077
Unallocated liabilities			196,484

Total liabilities			1,232,561

Significant non-cash expenses:
Capital expenditure	13,838	309,097	322,935
Depreciation	23,598	252,866	276,464

		2005
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Group HK$’000

Segment assets	942,304	1,354,768	2,297,072
Unallocated assets			535

Total assets			2,297,607

Segment liabilities	130,011	721,748	851,759
Unallocated liabilities			475,215

Total liabilities			1,326,974
Significant non-cash expenses:
Capital expenditure	11,582	407,544	419,126
Depreciation	24,928	211,721	236,649
Goodwill amortisation charge	–	1,065	1,065

(b)	Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

– Hong Kong	:	international telecommunications and fixed telecommunications network services

– Canada	:	international telecommunications and fixed telecommunications network services

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers. Total assets and capital expenditure are presented based on the geographical location of the assets.

Annual Report 2006

3.	TURNOVER, REVENUES AND SEGMENT INFORMATION (CONTINUED)
(b)	Secondary reporting format – geographical segments (CONTINUED)

There were no sales between the geographical segments.

			2006

	Turnover HK$’000	Segment results HK$’000	Total assets HK$’000	Capital expenditure HK$’000
Hong Kong	1,139,155	(6,177)	2,114,018	321,708

Canada	20,424	(4,671)	9,850	1,227
	1,159,579		2,123,868	322,935
Operating loss		(10,848)
Unallocated assets			347
Total assets			2,124,215

			2005

	Turnover HK$’000	Segment results HK$’000 (restated )	Total assets HK$’000	Capital expenditure HK$’000

Hong Kong	1,114,118	(162,775)	2,287,972	418,981

Canada	23,238	(2,805)	9,100	145
	1,137,356		2,297,072	419,126
Operating loss		(165,580)
Unallocated assets			535
Total assets			2,297,607

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunications Authority (“TA”) and interconnection services have been provided, HKBN has been recognising interconnection services billed to mobile operators as revenue (“mobile interconnection charges”). As at 31 August 2005, substantially all of the mobile operators had not made any payments to HKBN since 2002 when HKBN started to bill for the mobile interconnection services.

The charges recognised as income up to 31 August 2004 were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection service between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited (“PCCW-HKT”). In May 2004, TA confirmed to HKBN that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August 2004, TA agreed to make a determination (the “Determination”) under section 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges.

According to TA statement on “Revision of Procedures for Making Determinations on the Terms and Conditions of Interconnection Agreements” dated 27 September 2001, the benchmark for determination processing time on “Complex Cases” is approximately six and a half months. This benchmark processing time passed without determination being made as of the date of issuance of the 2005 financial statements. Therefore, the Group performed an assessment as at 31 August 2005 on the timing and the recoverability of these charges and determined that it was not able to provide a reasonable estimate on the timing of the completion of the determination process. Accordingly, the Group concluded that no revenue from the mobile interconnection charges billed to several mobile operators should be recognised for the year ended 31 August 2005.

In addition, management evaluated the collectibility of the receivables of HK$44,617,000 relating to mobile interconnection charges as at 31 August 2005 and determined that a full bad debt provision needed to be made due to the uncertainties about the timing of the collection and the long outstanding aging of the receivable balance.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

3.	TURNOVER, REVENUES AND SEGMENT INFORMATION (CONTINUED)

(c)	(CONTINUED)

During the year ended 31 August 2006, the following events have happened:

–	In late November 2005, HKBN entered into a contractual agreement with a mobile operator which agreed to pay mobile interconnection charges at an interim rate based on PCCW-HKT’s published rate of HK$0.0436 per occupancy minute. The final rate to be paid by this mobile operator will be adjusted based on the Determination issued by TA.

–	In December 2005, TA indicated that it would make a determination of the mobile interconnection charges by the end of April 2006.

–	In March 2006, TA issued a preliminary analysis on the Determination with respect to the rates of mobile interconnection charges (“preliminary rates”) payable by the mobile operator under dispute and the timing of the Determination. However, the final level of mobile interconnection charges is still subject to the Determination to be issued by TA.

Based on the above, management re-assessed its previous conclusions regarding revenue recognition for mobile interconnection charges for the year ended 31 August 2006 and the amount it expected to collect for billings outstanding through that date. As a result of the re-assessment, the Group recorded revenue related to mobile interconnection charges of HK$46,740,000 for the year ended 31 August 2006 which comprises charges for the year ended 31 August 2005 previously not recognised due to the uncertainties existed at that time and charges for the current year, both of which were measured based on the preliminary rates from TA.

During the year, the Group also updated its assessment of the bad debt provision previously set up for mobile interconnection charges receivable as at 31 August 2005 and reduced the provision from HK$44,617,000 to HK$20,809,000.

4.	NETWORK COSTS AND COST OF INVENTORIES

Network costs and cost of inventories mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 13 November 2006, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2004. In aggregate, an amount of HK$1,365,088 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2006.

On 11 November 2005, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2003. In aggregate, an amount of HK$6,447,888 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2005.

The actual contribution level for calendar year 2005 and 2006 has not yet been confirmed by TA.

Annual Report 2006

5.	LOSS BEFORE TAXATION

   Loss before taxation is arrived at after charging/(crediting):

(a)	Other operating expenses

	2006 HK$’000	2005 HK$’000 (restated)

Advertising and marketing expenses (note i)	204,952	267,983
Goodwill amortisation charge	–	1,065
Amortisation of deferred expenditure (note 18)	13,973	12,927
Auditors’ remuneration	2,990	1,914
Depreciation of owned fixed assets	275,538	236,269
Depreciation of fixed assets held under finance lease	926	380
Impairment loss – investment property	1,131	–
Operating lease charges in respect of land and buildings	17,556	13,081
Operating lease charges in respect of equipment	840	914
(Write-back of provision)/provision for doubtful debts (note ii)	(7,668)	60,563
Loss/(gain) on disposal of fixed assets	9,621	(134)
Staff costs (note 5(c))	256,721	259,392
Others	118,097	128,795

	894,677	983,149

(i)	Included in the advertising and marketing expenses is expense in respect of equity settled share-based transaction of HK$143,000 (2005: HK$560,000).

(ii)	The amount for the year ended 31 August 2006 included write-back of provision for mobile interconnection charges receivables of HK$23,808,000 (2005: provision of HK$44,617,000) (note 3(c)).

(b)	Finance costs

	2006 HK$’000	2005 HK$’000

Interest on long term bank loans and overdrafts	–	2,421
Interest element of finance leases	54	23
Interest on 10-year senior notes	85,235	52,372
Amortisation of incidental issuance costs	1,429	1,693
Other borrowing costs	1,919	–
Total borrowing cost incurred	88,637	56,509
Less: Interest capitalised as fixed assets (note)	–	(2,047)

	88,637	54,462

Note:	The entire sum of previous year’s interest from the long-term bank loan, which was fully repaid during January 2005, was capitalised as fixed assets.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

5.	LOSS BEFORE TAXATION (CONTINUED)
(c)	Staff costs

	2006 HK$’000	2005 HK$’000 (restated)
Wages and salaries	244,337	245,472
Unutilised annual leave	(312)	924
Equity settled share-based transactions	6,680	6,405
Retirement benefit costs – defined contribution plans (note 10)	27,956	27,437

Less: Staff costs capitalised as fixed assets	(21,940)	(20,846)

	256,721	259,392

Staff costs include directors’ emoluments and research and development cost of HK$9,605,000 (2005: HK$11,023,000) but exclude staff costs of HK$19,949,000 (2005: HK$21,860,000) recorded in network costs and HK$121,883,000 (2005 (restated): HK$143,631,000) recorded in advertising and marketing expenses.

(d)	Other items

	2006 HK$’000	2005 HK$’000 (restated)
Net exchange gains	(1,044)	(3,300)
Unrealised gains on other financial assets	(668)	(300)
Realised and unrealised loss on derivative financial instruments	125	–
Cost of inventories	21,249	23,105

6.	TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the income tax rates prevailing in the overseas countries in which the Group operates.

The amount of tax benefit to the consolidated statement of operations represents:

	2006 HK$’000	2005 HK$’000
Current taxation:
– Hong Kong profits tax	24	147
– Overseas taxation	2,367	919
– Underprovision in prior years	552	333
Deferred taxation relating to the origination and reversal of temporary differences (note 24)	(10,187)	(8,124)

Tax benefit	(7,244)	(6,725)

Annual Report 2006

6.	TAXATION (CONTINUED)

   The taxation on the Group’s loss before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2006 HK$’000	2005 HK$’000 (restated)
Loss before tax	(99,485)	(220,042)
Notional tax on loss before tax, calculated at the prevailing tax rates applicableto loss in the countries concerned	(16,951)	(38,371)
Effect of income not subject to taxation	(3,492)	(3,963)
Effect of expenses not deductible for taxation purposes	883	1,788
Recognition of deferred tax assets in respect of tax losses of prior years, net of othertemporary differences	(2,416)	(4,981)
Effect of share-based payment not recognised	2,305	1,219
Effect of tax loss not recognised	11,878	37,183
Underprovision of Hong Kong income tax in prior years	552	333
Others	(3)	67

Tax benefit	(7,244)	(6,725)

7.	LOSS ATTRIBUTABLE TO SHAREHOLDERS

  The loss attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$30,893,000 (2005 (restated): a loss of HK$35,340,000).

8.	DIVIDENDS

  The board of directors has resolved not to declare any final dividend for the year ended 31 August 2006 (2005: Nil).

9.	LOSS PER SHARE

	2006 HK$’000	2005 HK$’000 (restated)

Loss attributable to shareholders	(92,241)	(213,317)

Weighted average number of ordinary shares
	2006 No. of shares in thousand	2005 No. of shares in thousand

Issued ordinary shares at 1 September	614,125	610,573
Effect of share options exercised	9	4
Effect of warrants exercised	–	2,948
Weighted average number of ordinary shares	614,134	613,525
	2006 No. of shares in thousand	2005 No. of shares in thousand (restated)
Weighted average number of shares in issue	614,134	613,525
Incremental shares from assumed exercise of share options	–	–
Diluted weighted average number of shares	614,134	613,525
Basic and diluted loss per share	HK 15.0 cents	HK 34.8 cents

The number of shares used in the calculation of diluted loss per share is equal to the number of shares used to calculate basic loss per share as the incremental effect of share options would be anti-dilutive in a loss-making year.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

10.	RETIREMENT BENEFIT COSTS

The Group contributes to a defined contribution retirement scheme, an Occupational Retirement Scheme (“the ORSO Scheme”), which is available to some of its employees. Under the ORSO Scheme, the employees are required to contribute 5% of their monthly salaries, while the Group’s contributions are calculated at 10% and 5% of the monthly salaries of senior management staff and all other staff respectively. The employees are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those employees who leave the ORSO Scheme prior to vesting fully in the Group’s contributions.

A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The then existing employees of the Group in Hong Kong could elect to join the MPF Scheme, while all new employees joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the employees are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the employees as soon as they are paid to the MPF Scheme. Senior employees may also elect to join a Mutual Voluntary Plan (“the Mutual Plan”) in which both the Group and the employee, on top of the MPF mandatory contributions, make a voluntary contribution to the extent as if the contributions were made under the ORSO Scheme.

The retirement schemes for staff of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated statement of operations during the year are as follows:

	2006 HK$’000	2005 HK$’000
Gross contributions	28,912	27,789

Less: Forfeited contributions utilised to offset the Group’s contributions during the year	(956)	(352)

Net contributions charged to consolidated statement of operations (note 5(c))	27,956	27,437

At 31 August 2006, there was no forfeited contribution available to offset future contributions by the Group to the schemes (2005: $Nil).

11.	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS
(a)	Directors’ remuneration

The remuneration of each director for the year ended 31 August 2006 is set out below:

Name of Director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share-based payment HK$’000	Employer’s contribution to pension scheme HK$’000	Total HK$’000
Wong Wai Kai, Ricky	–	5,856	488	1,683	586	8,613
Cheung Chi Kin, Paul	–	5,856	488	1,683	586	8,613
Lai Ni Quiaque***	–	1,480	123	154	148	1,905
Sio Veng Kuan, Corinna*	–	407	–	145	36	588
Chan Kin Man	150	–	–	–	–	150
Cheng Mo Chi, Moses	145	–	–	–	–	145
Lee Hon Ying, John	160	–	–	–	–	160
Peh Jefferson Tun Lu	150	–	–	–	–	150

Total	605	13,599	1,099	3,665	1,356	20,324

Annual Report 2006

11.	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (CONTINUED)
(a)	Directors’ remuneration (CONTINUED)

  The remuneration of each director for the year ended 31 August 2005 is set out below:

Name of Director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share-based payment HK$’000	Employer’s contribution to pension scheme HK$’000	Total HK$’000
Wong Wai Kai, Ricky	–	5,856	418	1,586	585	8,445
Cheung Chi Kin, Paul	–	5,856	418	1,586	585	8,445
Chong Kin Chun, John**	–	2,223	126	447	154	2,950
Fung So Mui, Fion**	–	850	70	147	85	1,152
Sio Veng Kuan, Corinna*	–	1,069	88	224	107	1,488
To Wai Bing**	–	1,337	110	447	134	2,028
Chan Kin Man	116	–	–	–	–	116
Cheng Mo Chi, Moses	139	–	–	–	–	139
Lee Hon Ying, John	116	–	–	–	–	116
Peh Jefferson Tun Lu	116	–	–	–	–	116
Total	487	17,191	1,230	4,437	1,650	24,995

*	Resigned on 1 January 2006
**	Resigned on 28 July 2005
***	Appointed on 1 January 2006

No director waived any emoluments in respect of the years ended 31 August 2005 and 2006.

The above emoluments include the fair value of share options granted to certain directors under the Company’s share option scheme as estimated at the date of grant. The details of the benefits in kind are disclosed in note 12.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2005: four) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2005: one) individuals during the year are as follows:

	2006 HK$’000	2005 HK$’000 (restated	)
Basic salaries, other allowances and benefits in kind	4,884	1,457
Discretionary bonuses	117	80
Share-based payments	746	353
Retirement benefit costs – defined contribution plans	455	12

	6,202	1,902

The emoluments fell within the following band:

	Number of individual

	2006	2005
HK$1,500,001 – HK$ 2,000,000	–	1
HK$2,500,001 – HK$ 3,000,000	1	–
HK$3,500,001 – HK$ 4,000,000	1	–

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

12.	EQUITY SETTLED SHARE-BASED TRANSACTIONS

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by the shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

The Company also had a previous share option scheme (the “1997 Share Option Scheme”) adopted by shareholders on 12 July 1997 which was terminated on 23 December 2002 upon the adoption of the 2002 Share Option Scheme. Upon termination, no further options can be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all options granted prior to termination continue to be valid and exercisable.

Effective from 1 September 2005, upon the adoption of HKFRS 2 Share-based payment, the Group recognises the fair value of share options granted under 2002 Share Option Scheme over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of share option is measured at the date of grant.

However, the Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following options:

(i)	share options granted under the 1997 Share Option Scheme since all options were granted to employees before 7 November 2002; and

(ii)	share options granted under the 2002 Share Option Scheme and vested before 1 September 2005.

(a)	The terms and conditions of the grants that existed (inclusive of options cancelled or exercised) during the year are as follows, whereby all options are settled by physical delivery of shares:

	Number of option	Vesting conditions	Contractual life of options

1997 Share Option Scheme
Options granted to employees:
– 3 September 1998	190,000	3 September 1998 to 2 September 2000	8 years and 10 months
– 10 September 1999	60,000	Immediately effect	7 years and 10 months
– 20 October 2000	298,000	20 October 2000 to 1 June 2001	6 years and 9 months

Total share options	548,000

2002 Share Option Scheme
Options granted to directors:
– 3 June 2004	6,000,000	3 June 2004 to 30 April 2006	10 years
– 21 October 2004	1,000,000	21 October 2004 to 31 December 2006	10 years
– 5 January 2005	16,000,000	5 January 2005 to 31 December 2006	10 years
– 22 May 2006	15,000,000	22 May 2006 to 21 May 2009	10 years

Options granted to employees:
– 21 October 2004	13,670,000	21 October 2004 to 31 December 2006	10 years
– 3 October 2005	1,000,000	3 October 2005 to 30 September 2006	10 years
– 22 May 2006	17,210,000	22 May 2006 to 21 May 2009	10 years
– 3 July 2006	1,000,000	3 July 2006 to 2 July 2009	10 years
– 3 August 2006	100,000	3 August 2006 to 2 August 2009	10 years

Total share options	70,980,000

Total share options	71,528,000

Annual Report 2006

12.	EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)
(b)	The number and weighted average exercise prices of share options are as follows:

	2006		2005
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

1997 Share Option Scheme
Outstanding at the beginning of the year	0.64	548,000	0.63	600,000
Lapsed during the year	1.34	(40,000)	–	–
Exercised during the year	0.26	(50,000)	0.58	(52,000)
Outstanding at the end of the year	0.61	458,000	0.64	548,000
Exercisable at the end of the year	0.61	458,000	0.64	548,000
2002 Share Option Scheme
Outstanding at the beginning of the year	1.53	36,670,000	1.47	6,000,000
Granted during the year	0.67	34,310,000	1.54	30,670,000
Lapsed during the year	1.54	(5,220,000)	–	–
Outstanding at the end of the year	1.08	65,760,000	1.53	36,670,000
Exercisable at the end of the year	1.52	25,670,000	1.52	20,400,000

The options outstanding at 31 August 2006 had a weighted exercise price of HK$1.08 (2005: HK$1.52) and a weighted average remaining contractual life of 9 years (2005: 9 years).

(c)	Fair value of share options and assumptions

In assessing the value of the share options granted during the year ended 31 August 2006, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility, expected dividend and the market value of the ordinary shares of the Company.

In assessing the value of the share options granted during the year, the following variables have been applied to the Black-Scholes Model:

Measurement Date	3 October 2005	22 May 2006	3 July 2006	3 August 2006

Variables
– Expected life	5 years	5 years	5 years	5 years
– Risk-free rate	4.41%	4.63%	4.45%	4.06%
– Expected volatility	58.29%	55.04%	53.56%	52.71%
– Expected dividend yield	0%	0%	0%	0%

The above variables were determined as follows:

(i)	The expected life is estimated to be 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualised standard deviation of the continuously compounded rates of return on the shares of the most recent period from the Measurement Date that is generally commensurate with the expected term of option (taking into account the remaining contractual life of the option and the effects of the expected early exercise of the option).

(iv)	A dividend yield of 0% has been assumed.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

12.	EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)
(c)	Fair value of share options and assumptions (CONTINUED)

Using the Black-Scholes Model in assessing the value of share options granted during the year, the fair value is estimated as below:

Date of grant	3 October 2005	22 May 2006	3 July 2006	3 August 2006

Fair value per share option	HK$0.44	HK$0.33	HK$0.35	HK$0.36

The Black-Scholes Model, applied for determination of the estimated fair value of the share options granted under the 2002 Share Option Scheme, was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such an option pricing model requires input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

13.	GOODWILL – GROUP

The Group HK$’000

Cost:
At 31 August 2005	5,326
At 1 September 2005	5,326
Opening balance adjustment to eliminate accumulated amortisation	(4,260)
At 31 August 2006	1,066

Accumulated amortisation:
At 1 September 2004	3,195
Amortisation for the year	1,065
At 31 August 2005	4,260
At 1 September 2005	4,260
Eliminated against cost at 1 September 2005	(4,260)
At 31 August 2006	–

Carrying amount
At 31 August 2006	1,066
At 31 August 2005	1,066

In 2005, positive goodwill not already recognised directly in reserves was amortised on a straight-line basis over five years. The amortisation of positive goodwill for the year ended 31 August 2005 was included in “other operating expenses” in the consolidated statement of operations.

As explained further in note 2(b), with effect from 1 September 2005 the Group no longer amortises goodwill. In accordance with the transitional provisions set out in HKFRS 3, the accumulated amortisation of goodwill as at 1 September 2005 has been eliminated against the cost of goodwill as at that date.

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group’s cash-generating units (CGU) identified according to country of operation and business segment as follows:

	2006 HK$’000	2005 HK$’000
Fixed telecommunications network services segment	1,066	1,066

Annual Report 2006

13.	GOODWILL – GROUP (CONTINUED)

Impairment tests for cash-generating units containing goodwill (CONTINUED)

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows for the three-year period are estimated based on growth rates between 10% to 17% and a pre-tax discount rate of 18%. Cash flows beyond the three year period are assumed to remain constant. The estimated growth rates used are comparable to the growth rate for the industry.

The key assumption used in the value-in-use calculation is the annual growth of the turnover of the fixed telecommunications network services segment and it is determined based on the past performance and management’s expectation for market development. The discount rate used is pre-tax and reflects specific risks relating to the Fixed telecommunication services segment.

The carrying amount of the unit approximates to its recoverable amount. Any adverse change in the key assumption could reduce the recoverable amount below carrying amount.

14.	FIXED ASSETS

Group

	Investment property HK$’000	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Furniture, fixtures and fittings HK$’000	Telecom munications, computer and office equipment HK$’000	Motor vehicles HK$’000	Total HK$’000

Cost:
At 1 September 2005	–	84,170	68,618	15,492	2,067,146	8,372	2,243,798
Additions	–	625	9,342	2,880	309,744	344	322,935
Disposals	–	–	–	(728)	(26,817)	(1,760)	(29,305)
Transfer to investment property	5,197	(5,197)	–	–	–	–	–
Exchange adjustments	–	–	281	126	2,180	–	2,587

At 31 August 2006	5,197	79,598	78,241	17,770	2,352,253	6,956	2,540,015

Accumulated depreciation:
At 1 September 2005	–	6,702	30,225	10,509	853,325	6,494	907,255
Charge for the year	–	1,695	9,980	2,190	261,819	780	276,464
Disposals	–	–	–	(326)	(11,922)	(1,760)	(14,008)
Transfer to investment property	866	(866)	–	–	–	–	–
Impairment loss (note (a))	1,131	–	–	–	–	–	1,131
Exchange adjustments	–	–	223	74	1,642	–	1,939

At 31 August 2006	1,997	7,531	40,428	12,447	1,104,864	5,514	1,172,781
Net book value:
At 31 August 2006	3,200	72,067	37,813	5,323	1,247,389	1,442	1,367,234

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

14.	FIXED ASSETS (CONTINUED)

Group (CONTINUED)

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Furniture, fixtures and fittings HK$’000	Telecom- munications, computer and office equipment HK$’000	Motor vehicles HK$’000	Total HK$’000

Cost:
At 1 September 2004	83,708	64,699	13,238	1,660,799	7,773	1,830,217
Additions	462	3,701	2,122	411,550	1,291	419,126
Adjustment (note (b))	–	–	–	(4,825)	–	(4,825)
Disposals	–	(26)	(1)	(2,875)	(692)	(3,594)
Exchange adjustments	–	244	133	2,497	–	2,874

At 31 August 2005	84,170	68,618	15,492	2,067,146	8,372	2,243,798

Accumulated depreciation:
At 1 September 2004	5,024	21,603	9,052	630,027	5,636	671,342
Charge for the year	1,678	8,445	1,390	224,444	1,346	237,303
Adjustment (note (b))	–	–	–	(654)	–	(654)
Disposals	–	(11)	(1)	(2,260)	(488)	(2,760)
Exchange adjustments	–	188	68	1,768	–	2,024

At 31 August 2005	6,702	30,225	10,509	853,325	6,494	907,255

Net book value:
At 31 August 2005	77,468	38,393	4,983	1,213,821	1,878	1,336,543

Company

	Investment property HK$’000	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Furniture, fixtures and fittings HK$’000	Telecom- munications, computer and office equipment HK$’000	Motor vehicles HK$’000	Total HK$’000

Cost:
At 1 September 2005	–	5,197	7,898	7,145	312,130	5,425	337,795
Additions	–	–	59	6	2,234	–	2,299
Transfer to investment property	5,197	(5,197)	–	–	–	–	–
Disposals	–	–	–	–	(1,929)	(1,760)	(3,689)

At 31 August 2006	5,197	–	7,957	7,151	312,435	3,665	336,405

Accumulated depreciation:
At 1 September 2005	–	762	4,854	6,675	187,201	4,975	204,467
Charge for the year	–	104	652	153	18,391	176	19,476
Transfer to investment property	866	(866)	–	–	–	–	–
Impairment loss (note (a))	1,131	–	–	–	–	–	1,131
Disposals	–	–	–	–	(1,923)	(1,760)	(3,683)

At 31 August 2006	1,997	–	5,506	6,828	203,669	3,391	221,391

Net book value:
At 31 August 2006	3,200	–	2,451	323	108,766	274	115,014

Annual Report 2006

14.	FIXED ASSETS (CONTINUED)

Company (CONTINUED)

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Furniture, fixtures and fittings HK$’000	Telecommunications, computer and office equipment HK$’000	Motor vehicles HK$’000	Total HK$’000

Cost:
At 1 September 2004	5,197	7,845	7,020	315,104	5,425	340,591
Additions	–	53	127	6,906	–	7,086
Adjustment (note (b))	–	–	–	(4,825)	–	(4,825)
Disposals	–	–	(2)	(5,055)	–	(5,057)

At 31 August 2005	5,197	7,898	7,145	312,130	5,425	337,795

Accumulated depreciation:
At 1 September 2004	658	4,156	6,531	167,730	4,109	183,184
Charge for the year	104	698	146	20,301	866	22,115
Adjustment (note (b))	–	–	–	(654)	–	(654)
Disposals	–	–	(2)	(176)	–	(178)

At 31 August 2005	762	4,854	6,675	187,201	4,975	204,467

Net book value:
At 31 August 2005	4,435	3,044	470	124,929	450	133,328

(a)	In 2006, a property which had been held for own use was leased to a third party to earn rental income. Under HKAS 40, Investment Property, the Group has adopted the cost model and recorded the property at cost less accumulated depreciation and impairment losses, if any. Upon adoption of HKAS 40, the Group assessed the open market value of the property and based on such assessment, wrote down the carrying amount of the property by HK$1,131,000 (included in “other operating expenses”). The estimate of open market value was made by reference to net rental income allowing for reversionary income potential.

(b)	The adjustment of the cost and the depreciation charge for the year ended 31 August 2005 of the Group and the Company amounting to HK$4,825,000 and HK$654,000 represented the adjustment for estimated acquisition cost related to the submarine cable made in prior years, which was finalised and adjusted accordingly during the year ended 31 August 2005.

(c)	The Group’s and the Company’s total future aggregate lease income receivable under non-cancellable operating lease as follows:

	2006 HK$’000	2005 HK$’000
Within 1 year	228	–
After 1 year but within 5 years	228	–

	456	–

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

14.	FIXED ASSETS (CONTINUED)

Company (CONTINUED)

(d)	The interests in leasehold land and buildings and investment property situated in Hong Kong at their net book values are analysed as follows:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

Leases of between 10 to 50 years	75,267	77,468	3,200	4,435

Representing:
	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
Leasehold land and building carried at cost	72,067	77,468	–	4,435

Investment property arrived at cost less impairment loss	3,200	–	3,200	–

	75,267	77,468	3,200	4,435

In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases telecommunications, computer and office equipment under finance leases expiring from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

(e)	At 31 August 2006, the net book value of telecommunications, computer and office equipment under finance lease held by the Group amounted to HK$2,772,000 (2005: HK$3,251,000).

15.	INVESTMENTS IN SUBSIDIARIES

	Company
	2006 HK$’000	2005 HK$’000 (restated)
Unlisted investments, at cost (note (a))	51,791	51,791
Amounts due from subsidiaries (note (b))	1,492,749	1,159,455
	1,544,540	1,211,246
Less: Impairment loss	(7,722)	(5,326)
	1,536,818	1,205,920

Annual Report 2006

15.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

   Notes:

(a)	The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at 31 August 2006:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$ 1	100

Automedia Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$ 1	*100

City Telecom (B.C.) Inc. #	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD501,000	100

City Telecom (Canada) Inc. #	Canada	Leasing and maintenance of switching equipment and provision of operational services in Canada	Common CAD100	100

City Telecom Inc. #	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD1,000	100

City Telecom International Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$ 5,294	*100

Credibility Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$ 1	*100

CTI Guangzhou Customer Services Co. Ltd. (translated from the registered name in Chinese) #	The People’s Republic of China (“the PRC”)	Provision of administrative support services in the PRC	Paid in capital of HK$ 8,000,000	*100

CTI Marketing Company Limited	Hong Kong	Provision of media marketing services in Hong Kong	Ordinary HK$ 10,000	100

Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$ 1	*100

Hong Kong Broadband Network Limited	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK$ 383,049	100

IDD 1600 Company Limited	Hong Kong	Provision of international telecommunications services in Hong Kong	Ordinary HK$ 2	100

*	Shares held directly by the Company.

#	Subsidiaries not audited by KPMG.

(b)	The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

16.	OTHER FINANCIAL ASSETS

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
Debt securities, at fair value and unlisted outside Hong Kong-unrestricted	26,633	25,901	23,004	22,315
Long term bank deposit, at amortised cost (note)	13,641	15,540	13,641	15,540
	40,274	41,441	36,645	37,855

Note:	The balance is a ten-year US$2 million (31 August 2005: US$2 million) (equivalent to HK$15,560,000) deposit placed with a bank in which the Group receives a floating rate deposit interest. An interest rate of 10% per annum has been guaranteed for the first year from the inception date on 22 August 2003. The deposit has a 10-year term maturing on 22 August 2013. The deposit will be terminated once the cumulative interest reaches the predetermined accrued interest cap at 13% of the principal amount or an aggregate sum of US$260,000 (equivalent to HK$2,022,800). The effective interest rate of the long-term deposit for the year ended 31 August 2006 is 5.4% (2005: 5.4%) per annum.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

17.	DERIVATIVE FINANCIAL INSTRUMENT

Group
	2006 HK$’000	2005 HK$’000

Non-current assets
Interest rate swap, at fair value through profit or loss	1,845	–

Current assets
Forward foreign exchange contracts, at fair value through profit or loss	–	–

	1,845	–

(a)	Interest rate swap
As at 31 August 2006, the Group had an outstanding interest rate swap contract with notional principle amount of HK$66,666,667 (2005: HK$86,666,667).

Under this arrangement, the Group will pay a fixed rate interest of 2.675% per annum on the notional amount on a monthly basis, and receive a floating interest rate based on HIBOR rate.

The purpose of the arrangement was to hedge the interest payments on the long-term bank loan which bears a floating interest rate. The said loan was fully repaid by 24 January 2005 but the interest rate swap contract remains valid. The maturity date of the contract is 1 December 2009.

(b)	Forward foreign exchange contracts
As at 31 August 2005, the Group had outstanding forward foreign exchange contracts of RMB155,632,000 and US$ 13,421,000 that mature at various dates over the following one year. The purpose of the arrangement is to manage the Group’s exposure to foreign currencies fluctuations. All of the forward contracts matured during the year ended 31 August 2006.

18.	DEFERRED EXPENDITURE

	Group
	2006 HK$’000	2005 HK$’000

Balance at the beginning of the year	21,131	21,563
Additions during the year	5,287	12,495

Less: Amortisation charge for the year (note 5(a))	(13,973)	(12,927)
	12,445	21,131

Current portion	(10,808)	(12,960)

Balance as at the end of the year	1,637	8,171

Deferred expenditure represents costs incurred to acquire subscribers of the services offered by the Group, which is treated as customer acquisition costs and are amortised over the period of the underlying service subscription agreements.

19.	ACCOUNTS RECEIVABLE
The majority of the Group’s accounts receivables are due within 30 days from the date of billings. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

The aging analysis of the accounts receivable was as follows:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

Current – 30 days	58,700	57,028	10,188	13,336
31 – 60 days	13,277	14,775	888	888
61 – 90 days	9,442	5,824	358	325

Over 90 days (note (a))	114,924	75,996	2,130	1,773
	196,343	153,623	13,564	16,322

Less: Provision for doubtful debts (note (b))	(55,745)	(73,434)	(1,058)	(1,069)

	140,598	80,189	12,506	15,253

Annual Report 2006

19.	ACCOUNTS RECEIVABLE (CONTINUED)

   Notes:

(a)	The amounts over 90 days for the Group included receivables relating to mobile interconnection charges of HK$82,864,000 for the year ended 31 August 2006 (31 August 2005: HK$44,666,000).

(b)	Provision for doubtful debts as at 31 August 2006 includes provision for mobile interconnection charges receivables of HK$20,809,000 (31 August, 2005: HK$44,617,000) (see note 3(c)).

20.	INVENTORIES
(a)	Inventories in the balance sheet comprise:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

Finished goods	856	1,957	812	1,581

(b)	The amount of inventories recognised as an expense is analysed as follows:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

Cost of inventories	21,249	23,105	18,621	22,989

21.	CASH AT BANK AND IN HAND

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

Time deposits with banks and other financial institutions	100,200	438,688	63,143	416,210
Cash at bank and in hand	44,717	100,903	23,527	44,791

Cash at bank and in hand in the balance sheet	144,917	539,591	86,670	461,001

Included in cash at bank and in hand in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

RMB	27,453	19,506	–	–
USD	5,182	25,084	4,811	24,105
CAD	459	355	47	45
YEN	5,195	4,424	5,195	4,424
AUD	14	–	–	–

22.	ACCOUNTS PAYABLE

   The aging analysis of the accounts payable was as follows:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

Current – 30 days	15,395	6,641	5,392	6,542
31 – 60 days	8,284	19,469	4,334	8,979
61 – 90 days	6,874	5,041	5,212	4,555
Over 90 days	55,832	59,611	44,205	38,652

	86,385	90,762	59,143	58,728

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

23.	CAPITAL AND RESERVES
(a)	Group

	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Retained profits HK$’000	Exchange Reserve HK$’000	Total HK$’000

At 1 September 2005
– as previously reported	61,412	619,408	–	288,973	840	970,633
– prior period adjustment arising from adoption of HKFRS 2 (note 2(a))	–	–	7,052	(7,052)	–	–

– as restated, before opening balance adjustment arising from adoption of HKAS 32 and HKAS 39	61,412	619,408	7,052	281,921	840	970,633
– opening balance adjustment arising from adoption of HKAS 32 and HKAS 39 (note 2(c))	–	–	–	6,609	–	6,609

– as restated, after opening balance adjustment	61,412	619,408	7,052	288,530	840	977,242
Loss attributable to shareholders	–	–	–	(92,241)	–	(92,241)
Shares issued upon exercise of share options	5	8	–	–	–	13
Equity settled share-based transactions (note 2(a))	–	882	5,941	–	–	6,823
Exchange adjustments on translation of the financial statements of subsidiaries	–	–	–	–	(183)	(183)

At 31 August 2006	61,417	620,298	12,993	196,289	657	891,654

	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000 (restated)	Warrant reserve HK$’000	Retained profits HK$’000 (restated)	Exchange reserve HK $’000	Total HK$’000 (restated)

At 1 September 2004
– as previously reported	61,057	617,986	–	365	495,307	983	1,175,698
– prior period adjustment arising from adoption of HKFRS 2 (note 2(a))	–	–	87	–	(87)	–	–

– as restated, after prior period adjustment	61,057	617,986	87	365	495,220	983	1,175,698
Loss attributable to shareholders (restated)	–	–	–	–	(213,317)	–	(213,317)
Realisation of outstanding warrant reserve upon warrant expiration	–	–	–	(18)	18	–	–
Equity settled share-based transactions (note 2(a))	–	–	6,965	–	–	–	6,965
Shares issued upon exercise of warrants	350	1,397	–	(347)	–	–	1,400
Shares issued upon exercise of share options	5	25	–	–	–	–	30
Exchange adjustments on translation of the financial statements of subsidiaries	–	–	–	–	–	(143)	(143)

At 31 August 2005, as restated	61,412	619,408	7,052	–	281,921	840	970,633

Annual Report 2006

23.	CAPITAL AND RESERVES (CONTINUED)
(b)	Company

	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Retained profits HK$’000	Total HK$’000

At 1 September 2005
– as previously reported	61,412	619,408	–	262,554	943,374
– prior period adjustment arising from adoption of HKFRS 2	–	–	7,052	(2,371)	4,681
– as restated, before opening balance adjustment arising from adoption of HKAS 32 and HKAS 39	61,412	619,408	7,052	260,183	948,055
– opening balance adjustment arising from adoption of HKAS 32 and HKAS 39	–	–	–	1,337	1,337

– as restated, after opening balance adjustment	61,412	619,408	7,052	261,520	949,392
Loss attributable to shareholders	–	–	–	(30,893)	(30,893)
Shares issued upon exercise of share options	5	8	–	–	13
Equity settled share-based transactions	–	882	5,941	–	6,823

At 31 August 2006	61,417	620,298	12,993	230,627	925,335

	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000 (restated)	Warrant reserve HK$’000	Retained profits HK$’000 (restated)	Total HK$’000 (restated)

At 1 September 2004
– as previously reported	61,057	617,986	–	365	295,592	975,000
– prior period adjustment arising from adoption of HKFRS 2	–	–	87	–	(87)	–

– as restated, after prior period adjustment	61,057	617,986	87	365	295,505	975,000
Realisation of outstanding warrant reserve upon warrant expiration	–	–	–	(18)	18	–
Equity settled share-based transactions	–	–	6,965	–	–	6,965
Loss attributable to shareholders (restated)	–	–	–	–	(35,340)	(35,340)
Shares issued upon exercise of warrants (note 23(c))	350	1,397	–	(347)	–	1,400
Shares issued upon exercise of share options	5	25	–	–	–	30

At 31 August 2005, as restated	61,412	619,408	7,052	–	260,183	948,055

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

23.	CAPITAL AND RESERVES (CONTINUED)

(b)	Company (CONTINUED)

Nature and purpose of reserves

(i)	Share premium
The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii)	Capital reserve
The capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognised in accordance with the accounting policy adopted for share-based payment in note 1(q)(iv).

(iii)	PRC statutory reserve
In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in the PRC are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to the general reserve until the balance of the general reserve is equal to 50% of their registered capital. During the year, appropriations were made by CTI Guangzhou Customer Services Co. Ltd (“CTIGZ”), a wholly-owned subsidiary of the Group, to the statutory reserve at 10% of its profit after taxation determined under PRC GAAP. The statutory reserve can be used to reduce previous years’ losses and to increase the capital of the subsidiary.

For the year ended 31 August, 2006, CTIGZ made appropriation to the statutory reserve of RMB202,000 (2005: Nil). The accumulated balance of the statutory reserve maintained at the CTIGZ as at 31 August, 2006 was RMB202,000 (2005: Nil).

(iv)	Exchange reserve
The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 1(d)(ii).

(c)	Share capital

	2006		2005
	No. of shares	Amount HK$’000	No. of shares	Amount HK$’000

Authorised:
Ordinary shares of HK$0.10 each	2,000,000,000	200,000	2,000,000,000	200,000

Issued and fully paid:
Ordinary shares of HK$0.10 each
At the beginning of the year	614,125,404	61,412	610,573,361	61,057
Exercise of share options (note (i))	50,000	5	52,000	5
Exercise of warrants (note (ii))	–	–	3,500,043	350
At the end of the year	614,175,404	61,417	614,125,404	61,412

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

Annual Report 2006

23.	CAPITAL AND RESERVES (CONTINUED)
(c)	Share capital (CONTINUED)

Notes:

(i)	During the year ended 31 August 2006, 50,000 ordinary shares (2005: 52,000 ordinary shares) were issued at a price of HK$0.26 per share (2005: HK$0.58 per share), to share option holders who had exercised their subscription rights. These shares so issued rank pari passu with the then existing ordinary shares in issue.

(ii)	The Company effected a warrant issue at a price of HK$0.11 per warrant to certain qualifying shareholders (shareholders domiciled in Hong Kong) for cash during the year ended 31 August 2002. One warrant was offered for every five existing ordinary shares held on the date of record. The warrants entitle the holders to subscribe for ordinary shares of the Company (on a one to one basis) at a price of HK$0.40 per share (subject to adjustment), totalling HK$39,325,920 in cash at any time on or before 1 November 2004. If the warrants were fully exercised, the Company would be required to issue 98,314,800 additional ordinary shares. During the year ended 31 August 2005, 3,500,043 warrants were exercised for an equivalent number of ordinary shares at a price of HK$0.40 per share. The shares so issued rank pari passu with the then existing ordinary shares in issue. The remaining outstanding warrants of 135,396 expired on 1 November 2004.

The movement of outstanding share options during the year was as follows:

Date of grant	Exercise price per share	Number of share options outstanding at 1 September 2005	Granted	Exercised	Lapsed	Number of share options outstanding at 31 August 2006

1997 Share Option Scheme

3 September 1998	HK$ 0.26	190,000	–	(50,000)	–	140,000
10 September 1999	HK$ 2.10	60,000	–	–	(20,000)	40,000
20 October 2000	HK$ 0.58	298,000	–	–	(20,000)	278,000
		548,000	–	(50,000)	(40,000)	458,000

2002 Share Option Scheme

3 June 2004	HK$ 1.47	6,000,000	–	–	–	6,000,000
21 October 2004	HK$ 1.54	14,670,000	–	–	(5,220,000)	9,450,000
5 January 2005	HK$ 1.54	16,000,000	–	–	–	16,000,000
3 October 2005	HK$ 0.81	–	1,000,000	–	–	1,000,000
22 May 2006	HK$ 0.66	–	32,210,000	–	–	32,210,000
3 July 2006	HK$ 0.68	–	1,000,000	–	–	1,000,000
3 August 2006	HK$ 0.71	–	100,000	–	–	100,000
		36,670,000	34,310,000	–	(5,220,000)	65,760,000
		37,218,000	34,310,000	(50,000)	(5,260,000)	66,218,000

Share options granted under the share option scheme approved by the shareholders of the Company on 12 July 1997 (the “1997 Share Option Scheme”) are immediately exercisable.

At an Extraordinary General Meeting held on 23 December 2002, a new share option scheme (the “2002 Share Option Scheme”) was approved by the shareholders of the Company and the 1997 Share Option Scheme was terminated on the same date. No further share option could be granted under the 1997 Share Option Scheme after the date of its termination, but all share options outstanding in respect of the 1997 Share Option Scheme as of 31 August 2006 shall continue to be exercisable in accordance with the terms of the 1997 Share Option Scheme.

During the year ended 31 August 2006, options were granted under the 2002 Share Option Scheme to eligible participants for the subscription of 34,310,000 shares of the Company at a weighted average exercise price of HK$0.67 each.

Each option entitles the holder to subscribe for one share of HK$0.10 each in the Company at a predetermined exercise price.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

24.	DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates prevailing in respective countries in which the Group operates.

The movement of the deferred tax liabilities is as follows:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
At the beginning of the year	10,539	18,662	9,992	18,842
Exchange differences	1	1	–	–

Deferred taxation credited to statement of operations – relating to the origination and reversal of temporary differences (note 6)	(10,187)	(8,124)	(9,992)	(8,850)

At the end of the year	353	10,539	–	9,992

Deferred tax assets are recognised to the extent that realisation of the related tax benefit through the utilisation of tax losses against the future taxable profits is probable.

The Group has unrecognised tax losses carried forward from prior years of HK$279,199,000 at 31 August 2006 (2005:

HK$215,683,000) and unrecognised equity settled share-based payment expenses of HK$13,171,000 at 31 August 2006 (2005: $Nil) which can offset against future taxable income. They will expire in the following periods:

	Group
	2006 HK$’000	2005 HK$’000

After 5 years	4,130	934
From 2 to 5 years	1,909	2,863
No expiry date	286,331	211,886

	292,370	215,683

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	Group
	Accelerated depreciation allowances		Others		Total
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

Deferred tax liabilities
At the beginning of the year	158,477	140,202	85	49	158,562	140,251
(Credited)/charged to consolidated statement of operations	(3,805)	18,267	(86)	35	(3,891)	18,302
Exchange differences	6	8	1	1	7	9

At the end of the year	154,678	158,477	–	85	154,678	158,562

	Share-based payment		Group tax losses		Total
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

Deferred tax assets
At the beginning of the year	–	–	(148,023)	(121,589)	(148,023)	(121,589)
Credited to consolidated statement of operations	(123)	–	(6,173)	(26,426)	(6,296)	(26,426)
Exchange differences	–	–	(6)	(8)	(6)	(8)

At the end of the year	(123)	–	(154,202)	(148,023)	(154,325)	(148,023)

Annual Report 2006

24.	DEFERRED TAXATION (CONTINUED)

	Company Accelerated depreciation allowances
	2006 HK$’000	2005 HK$’000

Deferred tax liabilities
At 1 September	16,255	18,842

Credited to statement of operations	(2,962)	(2,587)

At 31 August	13,293	16,255

	Company Tax losses
	2006 HK$’000	2005 HK$’000

Deferred tax assets
At 1 September	(6,263)	–
Credited to statement of operations	(7,030)	(6,263)

At 31 August	(13,293)	(6,263)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
Deferred tax asset	–	–	–	–

Deferred tax liabilities	353	10,539	–	9,992

	353	10,539	–	9,992

25.	LONG-TERM DEBT AND OTHER LIABILITIES

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

8.75% senior notes due 2015 (note a)	948,027	945,348	948,027	945,348

Obligations under finance leases (note b)	2,373	3,135	390	–
	950,400	948,483	948,417	945,348

Current portion of

– obligations under finance leases	(1,297)	(1,194)	(71)	–

	949,103	947,289	948,346	945,348

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

25.	LONG-TERM DEBT AND OTHER LIABILITIES (CONTINUED)

At 31 August 2006, the Group’s and the Company’s long-term debt and other liabilities were repayable as follows:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
Long-term debt and other liabilities, repayable:
8.75% senior notes due 2015

– after the fifth year	948,027	945,348	948,027	945,348
Obligations under finance leases
– within one year	1,297	1,194	71	–
– between one to two years	806	1,218	75	–
– between two to five years	270	723	244	–

	2,373	3,135	390	–
Less: Current portion of obligations under finance leases	(1,297)	(1,194)	(71)	–
	1,076	1,941	319	–

	949,103	947,289	948,346	945,348

(a)	On 20 January 2005, the Company issued unsecured 10-year senior fixed rates notes (the “10-year senior notes”) with a principle amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes mature on 1 February 2015 and bear interest at the fixed rate of 8.75% per annum and such interest is payable semi-annually on 1 February and 1 August of each year, commencing 1 August 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company’s subsidiaries (other than CTI Guangzhou Customer Services Co. Limited) as subsidiary guarantors.

The 10-year senior notes were issued as an underwritten transaction and the net proceeds were approximately US$121 million after deduction of expenses and commissions. The Group used the net proceeds, in part, to repay in full an existing bank loan in the outstanding amount of HK$196.7 million, and is using the remaining net proceeds for capital expenditures, including expanding and upgrading the Group’s Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

As at 31 August 2006, the 10-year senior notes are stated at amortised cost of US$121,854,000, equivalent to HK$948,027,000 (31 August 2005: US$121,660,000, equivalent to HK$945,348,000).

The effective interest rate of the 10-year senior notes for the year ended 31 August 2006 is 9.2% (2005: 9.2%) per annum.

(b)	At 31 August 2006, the Group had obligations under finance leases repayable as follows:

			Group
		2006			2006
	Present value of the minimum lease payments HK$’000	Interest expense relating to future periods HK$’000	Total minimum lease payments HK$’000	Present value of the minimum lease payments HK$’000	Interest expense relating to future periods HK$’000	Total minimum lease payments HK$’000

Within one year	1,297	54	1,351	1,194	52	1,246

After one year but within two years	806	26	832	1,218	28	1,246

After two years but within five years	270	27	297	723	4	727

	1,076	53	1,129	1,941	32	1,973

	2,373	107	2,480	3,135	84	3,219

Annual Report 2006

25.	LONG-TERM DEBT AND OTHER LIABILITIES (CONTINUED)
(b)	(CONTINUED)

At 31 August 2006, the Company had obligations under finance leases repayable as follows:

			Company
		2006			2005
	Present value of the minimum lease payments HK$’000	Interest expense relating to future periods HK$’000	Total minimum lease payments HK$’000	Present value of the minimum lease payments HK$’000	Interest expense relating to future periods HK$’000	Total minimum lease payments HK$’000

Within one year	71	24	95	–	–	–
After one year but within two years	75	20	95	–	–	–
After two years but within five years	244	25	269	–	–	–
	319	45	364	–	–	–
	390	69	459	–	–	–

26.	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
(a)	Reconciliation of loss before taxation to net cash inflow generated from operations

	2006 HK$’000	2005 HK$’000 (restated)

Loss before taxation	(99,485)	(220,042)
Goodwill amortisation charge	–	1,065
Depreciation of owned fixed assets	275,538	236,269
Depreciation of fixed assets held under finance leases	926	380
Impairment loss on investment property	1,131	–
Amortisation of deferred expenditure	13,973	12,927
Interest income	(20,378)	(13,578)
Interest expenses	–	374
Interest element of finance lease	54	23
Loss/(gain) on disposal of fixed assets	9,621	(134)
Unrealised gain on other financial assets	(668)	(300)
Amortisation of incidental issuance costs	1,429	1,693
Other borrowing costs	1,919	–
Equity settled share-based transactions	6,823	6,965
Realised and unrealised loss on derivative financial instruments	125	–
Interest on 10-year senior notes	85,235	52,372

Net cash inflow before working capital changes	276,243	78,014

Decrease/(increase) in long-term receivable and prepayment	567	(6,893)
(Increase)/decrease in accounts receivable, other receivables, deposits and prepayments	(59,234)	19,931
Decrease/(increase) in inventories	1,101	(1,957)
Increase in deferred expenditure	(5,287)	(12,495)
(Decrease)/increase in accounts payable, other payables, accrued charges and deposits received	(23,652)	5,258
Decrease in deferred services income	(3,001)	(2,685)
Net cash inflow generated from operations	186,737	79,173

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

26.	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)
(b)	Analysis of changes in financing during the year

	Share capital (including share premium and warrant reserve) HK$’000	Obligations under finance leases HK$’000	Bank loan HK$’000	Senior notes HK$’000

Balance at 1 September 2004	679,408	–	100,000	–
Issue of new shares	1,430	–	–	–
Net proceeds of senior notes issue	–	–	–	943,655
Bank loan drawn down	–	–	100,000	–
Repayment of bank loan	–	–	(200,000)	–
Acquisition of fixed assets	–	3,632	–	–
Repayment of capital element of finance leases	–	(497)	–	–
Realisation of outstanding warrant reserve upon warrant expiration	(18)	–	–	–
Amortisation of incidental issuance costs	–	–	–	1,693

Balance at 31 August 2005	680,820	3,135	–	945,348
Balance at 1 September 2005	680,820	3,135	–	945,348
Issue of new shares	13	–	–	–
Acquisition of fixed assets	–	448	–	–
Repayment of capital element of finance leases	–	(1,210)	–	–
Amortisation of incidential issurance costs	–	–	–	1,429
Equity settled share-based transactions	882	–	–	–
Effect of foreign exchange rate changes	–	–	–	1,250

Balance at 31 August 2006	681,715	2,373	–	948,027

(c)	The amount relates to proceeds received upon maturity of the foreign exchange forward contracts during the year ended 31 August 2006.

(d)	Cash flows generated from operations and from investing activities for the year ended 31 August 2005 have been revised to conform to the current year’s presentation. The impact of the affected line items in the consolidated statement of cash flows with respect to the year ended 31 August, 2005 is as follows:

HK$’000
Net cash outflow generated from operations, as previously reported	(13,677)
Increase in term deposits	92,850

Net cash inflow generated from operations, as adjusted	79,173
Net cash outflow from investing activities, as previously reported	(464,590)
Increase in term deposits	(92,850)

Net cash outflow from investing activities, as adjusted	(557,440)

27.	FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables, listed debt investments and over-the-counter derivative financial instruments entered into for hedging purposes. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are generally due within 30 days from the date of billing. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

Annual Report 2006

27.	FINANCIAL INSTRUMENTS (CONTINUED)
(a)	Credit risk (CONTINUED)

Derivative counterparties and cash transactions are limited to high credit-quality financial institution. The Group has policies that limit the amount of credit exposure to any financial institution. Given their high credit ratings, management does not expect any investment counterparty to fail to meet its obligations.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Except for the financial guarantee given by the Group as disclosed in note 28, the Group does not provide any other guarantees which expose the Group to credit risk.

(b)	Liquidity risk

The Company is responsible for the cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands, of its subsidiaries. The Company’s policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient cash and readily realisable marketable securities and adequate amount of committed credit facilities from major financial institutions to meet its liquidity requirements in the short and longer term. Due to the dynamic nature of the underlying business, the Company aims to maintain flexibility in funding by keeping committed credit lines available.

(c)	Interest rate risk

The Group’s interest-rate risk arises mainly from its 10-year senior notes which bear interest at the fixed rate of 8.75% per annum. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk.

The Group adopts a policy to maintain at least 50% of its borrowings in fixed rate instruments. At 31 August 2006, the Group had interest rate swap with a notional contract amount of HK$66,666,667 (2005: HK$86,666,667) which will mature over the next 4 years (note 17(a)).

(d)	Foreign currency risk

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = US$1.00 since 1983, management does not expect significant foreign exchange gains or losses associated with that currency.

The Group is also exposed to a certain amount of foreign exchange risk in relation to fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group entered into certain forward foreign exchange contracts during fiscal 2005 and in 2006 the Group maintained Renminbi cash balance that approximates six months’ operating cash flows.

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 August 2006 and 2005:

	2006		2005
	Carrying amount HK$’000	Fair value HK$’000	Carrying amount HK$’000	Fair value HK$’000
The Group and the Company
Long-term bank deposit	13,641	13,459	15,540	15,193

8.75% senior notes	948,027	722,081	945,348	888,694

(f)	Estimation of fair values

Fair value of financial instruments is estimated as follows:

(i)	The fair value of financial instruments traded in active markets (such as trading and available-for-sale financial assets, and listed long-term borrowings and convertible notes and bonds) is based on quoted market prices at the balance sheet date.

(ii)	The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for interest rate swap. The fair value of the 8.75% senior notes is determined based on quoted market price. The fair value of the long term bank deposits are determined based on the issuer’s quoted price.

(iii)	Trade receivables less impairment provision and account payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

28.	CONTINGENT LIABILITIES

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

Bank guarantees provided to suppliers (note 30(i) and (ii))	6,303	6,200	6,200	6,200
Bank guarantee in lieu of payment of utility deposits (note 30(iii))	5,272	3,772	–	–
Corporate guarantee provided to a subsidiary for shared banking facility (note)	–	–	70,020	69,930

	11,575	9,972	76,220	76,130

Note:	Corporate guarantee provided to a subsidiary represented the maximum amount of contingent liabilities of the Company had the shared banking facility of HK$70,020,000 as at 31 August 2006 (2005: HK$69,930,000) been fully drawn. As at 31 August 2006, HK$2,003,000 (2005: HK$13,250,000) of the HK$70,020,000 (2005: HK$69,930,000) shared banking facility (note 30(i)) was utilised by the Company and the subsidiary.

29.	COMMITMENTS
(a)	Capital commitments

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

Purchase of telecommunications, computer and office equipment
– contracted but not provided for	80,240	178,793	874	29

(b)	Commitments under operating leases
(i)	At 31 August 2006, the Group had future aggregate lease income receivable under non-cancellable operating leases as follows:

	2006 HK$’000	2005 HK$’000

Leases in respect of telecommunications facilities and computer equipment which are receivable:
– Within one year	1,980	934
– After one year but within five years	798	583

	2,778	1,517

(ii)	At 31 August 2006, the Group and the Company had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

Leases in respect of land and buildings which are payable:
– Within one year	15,212	17,759	1,320	1,380
– After one year but within five years	9,370	22,623	660	1,320

	24,582	40,382	1,980	2,700

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000

Leases in respect of telecommunications facilities and computer equipment which are payable:
– Within one year	24,881	25,895	2,460	2,794
– After one year but within five years	5,575	7,127	158	–
– After five years	6,400	7,111	–	–

	36,856	40,133	2,618	2,794

	61,438	80,515	4,598	5,494

Annual Report 2006

29.	COMMITMENTS (CONTINUED)
(c)	Program fee commitments

The Group entered into several long-term agreements with program content providers for granting the program rights for use of certain program contents in the Group’s IP-TV services. Minimum amounts of program fees to be paid by the Group are analysed as follows:

	2006 HK$’000	2005 HK$’000
Program fee in respect of program rights which are payable:
– Within one year	7,638	13,055
– After one year but within five years	4,888	6,259
	12,526	19,314

30.	PLEDGE OF ASSETS
As at 31 August 2006, the Group had pledged bank deposits of US$9,900,000 (equivalent to HK$77,022,000) and HK$10,000,000 as security for the following significant banking facilities:

(i)	bank facility of US$9,000,000 (equivalent to HK$70,020,000) granted by a bank for issuance of bank guarantees to third party suppliers, letters of credit, short-term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of 31 August 2006, bank guarantees of HK$2,003,000 were issued against this bank facility (31 August 2005; bank guarantees of HK$1,900,000 and letters of credit of HK$11,350,000 were issued against this bank facility);

(ii)	bank guarantees of HK$4,300,000 (31 August 2005: HK$4,300,000) issued by the bank to third party suppliers of the company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers;

(iii)	bank guarantees of HK$5,272,000 (31 August 2005: HK$3,772,000) issued by the bank to certain utility vendors of the Group in lieu of payment of utility deposits; and

(iv)	Forward foreign exchange contract of Nil (2005: RMB155,632,000).

As at 31 August 2005, the Group had pledged bank deposits of US$9,900,000 (equivalent of HK$76,923,000), RMB4,705,000 (equivalent to HK$4,524,000) and HK$9,000,000 as security for the above significant banking facilities and forward foreign exchange contract.

31.	BARTER TRANSACTIONS
(a)	During the year ended 31 August 2004, Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group entered into two sets of agreements with a third party (the “Contract Party 1”). Pursuant to one agreement (“First Agreement”), the Contract Party 1 agreed to sell to HKBN a set of un-activated telecommunications facility (the “Facility”) at a cash consideration of approximately HK$42.4 million (the “Facility Consideration”). The full amount of the Facility Consideration was paid by HKBN during the year ended 31 August 2004. In conjunction with the First Agreement, HKBN also entered into an operations and maintenance agreement with the Contract Party 1 for the provision of ongoing operations and maintenance services for the Facility at a fee of approximately HK$1 million per annum, commencing 1 September 2007 onwards.

Another agreement (“Second Agreement”) was entered into on the same date by both contract parties that HKBN agree to provide certain telecommunication services to the Contract Party 1 (the “Services”) with fees computed based on unit service charges specified in the Second Agreement. The Contract Party 1 is required to pay to HKBN a guarantee minimum service fee of approximately HK$42.4 million over a period of three years, commencing 1 September 2004. A prepayment of the service charges of HK$36.5 million (the “Prepaid Charges”) was paid by the Contract Party 1 to HKBN during the year ended 31 August 2004.

The directors of the Company made an assessment of the fair values of the items under exchange and have drawn a conclusion that no fair values could be assigned to them. Accordingly, the Facility was not recognised as an asset and no revenue or deferred revenue was recognised in the financial statements of the Group as at and for the year ended 31 August 2005 and 2006. The difference between the amounts paid for the Facility Considerations and the Prepaid Charges received, amounting to approximately $5.9 million, was recorded as a long-term receivable balance in the balance sheet as at 31 August 2005 and 2006. The balance will be paid by the Contract Party 1 prior to the end of service period on 1 September 2007.

City Telecom (H.K.) Limited

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

31.	BARTER TRANSACTIONS (CONTINUED)

(b)	During the year ended 31 August 2005, HKBN entered into two agreements with a third party (the “Contract Party 2”).

Pursuant to the agreements.

(i)	HKBN and the Contract Party 2 agreed to make available certain telecommunications services (the “Services Component”) to each other on a barter basis at no consideration for a period of ten years, commencing 1 January 2005.

(ii)	HKBN agreed to provide network capacity to the Contract Party 2 for a service term of fifteen years from the respective activation of the relevant network capacity, and, in exchange, the Contract Party 2 agreed to provide HKBN the right to use telecommunications facilities (the “Capacity Component”) for a term of fifteen years from the respective activation of the relevant facilities. The transaction was entered into on a barter basis at no consideration being exchanged.

The Directors of the Company made an assessment and determined that since the Service Component for (i) above and Capacity Component for (ii) above involve exchange of services of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, both components were not recognised as an asset or expense and no revenue or deferred revenue was recognised in the financial statements of the Group as at and for the year ended 31 August 2005 and 2006.

32.	MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s directors as disclosed in note 11(a) and certain of the highest paid employees as disclosed in note 11(b), is as follows:

	2006 HK$’000	2005 HK$’000
Short-term employee benefits	21,443	21,505
Post-employment benefits	1,916	1,754
Equity compensation benefits	4,571	4,937
	27,930	28,196

33.	COMPARATIVE FIGURES

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in note 2. In addition, certain comparative figures have been reclassified to conform with the current year’s presentation.

34.	ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

Notes 12 and 27 contain information about the assumptions and their risk factors relating to fair value of share options granted and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group maintains impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial condition of the customers were to deteriorate, additional impairment may be required.

Annual Report 2006

34.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Deferred tax

At 31 August 2006, the Group has recognised a deferred tax asset in relation to the deductible temporary differences as set out in note 24. The realisability of the deferred tax asset mainly depends on whether it is probable that future taxable profits or taxable temporary differences will be available against which the asset can be utilised. In cases where the actual future taxable profits or taxable temporary differences generated are less than expected, a reversal of deferred tax asset may arise, which will be recognised in profit or loss for the period in which such a reversal takes place.

35.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET

EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 AUGUST 2006

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended 31 August 2006 and which have not been adopted in these financial statements:

Effective for accounting periods beginning on or after
HK(IFRIC) 4	Determining whether an arrangement contains a lease	1 January 2006
Amendments to HKAS 39	Financial instruments:
Recognition and measurement:
	– Cash flow hedge accounting of forecast intragroup transactions	1 January 2006
	– The fair value option	1 January 2006
	– Financial guarantee contracts	1 January 2006
Amendments, as a consequenceof the Hong Kong Companies (Amendment) Ordinance 2005, to:
– HKAS 1	Presentation of financial statements	1 January 2006
– HKAS 27	Consolidated and separate financial statements	1 January 2006
– HKFRS 3	Business combinations	1 January 2006
HKFRS 7	Financial instruments: disclosures	1 January 2007
Amendments to HKAS 1	Presentation of financial statements:	1 January 2007

capital disclosures

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on 1 December 2005 and would be first applicable to the Group’s financial statements for the period beginning 1 September 2006.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of these is unlikely to have a significant impact on the Group’s results of operations and financial position.

City Telecom (H.K.) Limited

FIVE YEAR FINANCIAL SUMMARY

(Expressed in Hong Kong dollars)

RESULTS, ASSETS AND LIABILITIES

The following table summarises the consolidated results, assets and liabilities of the Group for the five years ended 31 August 2006.

	2006 HK$’000	2005 HK$’000 (restated) (note)	2004 HK$’000 (restated) (note)	2003 HK$’000	2002 HK$’000
Results
Turnover	1,159,579	1,137,356	1,169,880	1,298,909	1,150,200
(Loss)/profit before taxation	(99,485)	(220,042)	51,506	275,600	97,461
Tax benefit/(expense)	7,244	6,725	(2,043)	(17,857)	(15,190)
Minority interests	–	–	–	–	8,234
(Loss)/profit attributable to shareholders	(92,241)	(213,317)	49,463	257,743	90,505
Assets
Goodwill	1,066	1,066	2,131	3,196	4,261
Fixed assets	1,367,234	1,336,543	1,158,875	945,952	873,096
Other financial assets	40,274	41,441	41,204	38,950	–
Derivative financial instrument	1,845	–	–	–	–
Long term receivable and prepayment	12,532	13,099	6,206	–	–
Deferred tax asset	–	–	229	–	–
Deferred expenditure	12,445	21,131	21,563	–	–
Current assets	688,819	884,327	453,200	560,436	449,928
Total assets	2,124,215	2,297,607	1,683,408	1,548,534	1,327,285
Liabilities
Current liabilities	283,105	369,146	398,011	349,085	402,102
Non-current liabilities	949,456	957,828	109,699	20,274	20,195
Total liabilities	1,232,561	1,326,974	507,710	369,359	422,297
Net assets	891,654	970,633	1,175,698	1,179,175	904,988

Note:	Restatements were made in order to reflect retrospective adjustments of share-based payment under the requirements of the newly adopted HKFRS 2.

Design & Production : iOne Financial Press Limited [www.ione.com.hk]

City Telecom (H.K.) LimitedLevel 39, Metroplaza Tower 1 No.223 Hing Fong Road Kwai Chung, N.T. Hong Kong

www.ctigroup.com.hk